UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 / A-4

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ADVANCED MINERAL TECHNOLOGIES, INC.
 (Exact name of registrant as specified in its charter)

Nevada	88-0485907
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Route 1 Box 1092 Fairfield, ID 83327
(Address of principal executive offices)

Registrant’s telephone number, including area code: (208) 764-2323
Securities to be registered under Section 12(b) of the Exchange Act: None
Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company [ X ]

EXPLANATORY NOTE

We are filing this Amended Form 10 responding specific comments issued by the Securities and Exchange Commission.

We are filing this General Form for Registration of Securities on Form 10 (the “Registration Statement”) to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Advanced Mineral Technologies, Inc. (the “Company”) was subject to the reporting requirements under the Exchange Act as a result of filing a registration statement and registering its Common Stock pursuant to Section 12(g) of the Exchange Act.  In anticipation of the institution of proceedings against the Company by the Securities and Exchange Commission (the “SEC”), resulting from the Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the SEC, on January 22, 2010, we submitted an Offer of Settlement to the SEC, voluntarily requesting that the registration of our securities pursuant to Section 12(g) of the Exchange Act be revoked in accordance with Section 12(j) of the Exchange Act.  The Offer of Settlement was accepted by the SEC effective as of 9 April 2010.  For the benefit of our shareholders, the Company has decided to file this Registration Statement, pursuant to Section 12(g) of the Exchange Act and intends to file all periodic reports as required under the Exchange Act.

Unless otherwise noted, references in this Registration Statement to the “Registrant,” the “Company,” “we,” “our” or “us” means Advanced Mineral Technologies, Inc. Our principal place of business is located at Route 1 Box 1092, Fairfield, ID 83327. Our telephone number is (208) 764-2323.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts and may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this Registration Statement, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “might,” “will,” “should,” “estimate,” “predict,” “continue,” “anticipate,” “intend,” “expect, “plan,” “project,” “potential” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this Registration Statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements in the Registration Statement include, but are not limited to, statements regarding:

•           mineral exploration and production;
•           the prospects of our mining project
•           expected market conditions;
•           competition;
•           research and development;
•           government regulation; and
•           a public trading market for our securities.

You should read this Registration Statement completely and with the understanding that our (or our subsidiary’s) actual future results may be materially different from what we expect. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Registration Statement and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Registration Statement. All subsequent written and oral forward-looking statements attributable to us or any person on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 1.                      Business.

History and Organization

Advanced Mineral Technologies, Inc. (the “Registrant,” the “Company,” “we,” “our” or “us”), a development stage company, was initially incorporated in incorporated on March 1, 1990 under the name O’Hara Resources Ltd. (“O’Hara”).  In 1990, the Company filed a registration statement pursuant to Section 12(g) of the Exchange Act, thereby making it subject to the reporting requirements of the Exchange Act upon its effectiveness.

On February 6, 2005, O’Hara and Vision Energy Corporation (“Vision Corp.”), a corporation formed under the laws of the State of Nevada, entered into a share exchange agreement and on February 22, 2005, we amended our articles of incorporation (the “Articles of Incorporation”) to change our name to Vision Energy Group, Inc. (“Vision Group”).

On March 28, 2005, pursuant to the terms of a property agreement by and between Advanced Mineral Technology Corporation, an Idaho corporation (“Advanced Mineral”) and Gustafson Holdings Ltd. (“Gustafson”), a corporation formed under the laws of the Province of British Columbia, Canada (the “Property Agreement”), Advanced Mineral acquired a one hundred percent (100%) interest in certain mineral mining claims, mining leases, mining rights and other property, situated at the Tillicum Mountain Gold Mine located in the Province of British Columbia, Canada (the “Tillicum Mine”) from Gustafson.  Advanced Mineral is a privately held company, the significant shareholder of which is the Company’s CEO, H. Phillip Cash.  As of the date of this submission, Gustafson had transferred the single mining lease as per the requirements of section 3.1 of the Property Agreement Amendment, and the purchase price as described in Section 2.4 was paid in full in 2005.

The Tillicum Mine encompasses approximately eight thousand, seven hundred and seventy seven (8,777) acres of land, camp, shop and equipment on site.

On March 3, 2006, Advanced Mineral, pursuant to an interparty agreement of assignment by and among Advanced Mineral, AMT Industries Canada, Inc., a corporation formed under the laws of the Province of British Columbia, Canada and which is now our wholly owned subsidiary (“AMT”) and Gustafson (the “Assignment”), assigned its rights and obligations under the Property Agreement to AMT, in order to fulfill the statutory requirements of the International Business Activity Act of the Province of British Columbia. On February 10, 2010, due to the expiration of the original Property Agreement, AMT and Gustafson entered into an amendment to the Property Agreement (the “Amending Agreement”). Pursuant to the terms of the Amending Agreement, AMT is obligated, among other things, to pay Gustafson a royalty (the “Royalty”), consisting of the greater of fifty thousand Canadian dollars (C$50,000) per year, or: (i) 2.5% of net smelter returns (“NSR”) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (“OPT”) or less; (ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT, but less than 1.0 OPT; or (iii) 5.0% of the NSR in any calendar quarter if the ore was equal to or greater than 1.0 OPT.   Beginning in March, 2010, the Company was required to submit royalty prepayments to Gustafson of Four Thousand Dollars ($4,000), due on the first of each month.  As of the date of this submission, all payments are current to Gustafson.

On April 4, 2007, we filed an amendment to our Articles of Incorporation changing our name to Advanced Mineral Technologies, Inc. to better reflect our business operations.  Effective May 12, 2007, the Company, certain individuals and AMT entered into a share exchange agreement, pursuant to which the Company acquired one hundred percent (100%) of the issued and outstanding common stock of AMT. AMT is presently a wholly-owned subsidiary of the Company. Contemporaneously with the execution of the Share Exchange Agreement, our then wholly-owned subsidiary, Vision Corp. was sold in exchange for the retirement of $635,934of the Company’s debt.  At this time, the management of the Company passed to its current management team.

On January 22, 2010, in anticipation of the institution of proceedings against the Company by the SEC resulting from the Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 while its securities were registered with the SEC, we submitted an Offer of Settlement to the SEC, voluntarily requesting that the registration of our securities pursuant to Section 12(g) of the Exchange Act be revoked in accordance with Section 12(j) of the Exchange Act.  The Offer of Settlement was accepted by the SEC effective as of April 9, 2010.

The action by the SEC was anticipated in the light of the Company having failed to file the necessary reporting documentation from January 2007 through the current date, these reports included our 10K’s for the fiscal years ending 2007, 2008 and 2009, our Quarterly reports (10-Q’s) for the periods ending July 31, 2007, October 31, 2007 January 31 2008, July 31, 2008, October 31, 2008, January 31, 2009, July 31, 2009, October 31, 2009 and January 31, 2010.  The voluntary request for revoking our securities registration was done under advice from legal counsel as being the most expedient method for bringing the Company into SEC compliance, which was in the best interests of our shareholders.  As of September 13, 2010, pursuant to section 12(g) of the Exchange Act, we once again became responsible for filing our periodic reports with the SEC.  Our 10-Q for the quarter ending July 31, 2010 became due on October 28, 2010.  We requested for an extension, and filed our 10-Q within the allotted time.

On August 11, 2010, the Board of Directors recommended to the Shareholders several amendments to the articles, in order to answer certain comments by the SEC.  Among those were a 3:1 reverse stock consolidation and a change in par value from 0.0001 to 0.001.  By November 16, 2010, all these changes had become effective.  All financials have been retroactively altered to reflect those changes.

Business of the Company

At this stage, we are a mineral exploration company.  The Company’s principal business plan for the next 12 months and beyond includes the exploration and acquisition of gold and mineral bearing properties. The Company is currently in the exploration stage and intends to focus on the exploration and mining of certain mineral mining claims at the Tillicum Mine, through our wholly-owned subsidiary AMT.  We currently do not produce gold or any other mineral and we will need to arrange financing in order to fund our business plan.

At the same time we are exploring the Tillicum property, the Company will pursue the acquisition of other mineral properties.  At the present time we are in preliminary discussions with other companies to acquire infrastructure and mineral properties near our Tillicum Property in British Columbia.  The funds needed to proceed with this acquisition will be generated through equity sales of the Company’s stock.

The exploration of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of gold or other minerals.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

The management of the Company’s exploration program in the Tillicum Mine is expected to be undertaken by our current management. The Company has engaged the consulting services of a geologist, Mr. Rick Walker, M.S.C. P. Geol. to initiate a mineral sampling program, do road survey work and oversee the installation of 33 culverts on the roads of the Tillicum Property. We currently do not have any contracts with Mr. Rick Walker.

The Company’s principal business plan for the next 12 months and beyond consists of five (5) stages which will revolve around the exploration and acquisition of gold and mineral bearing properties.  The first stage will consist of opening the site at Tillicum.  This will entail repair of approximately six (6) kilometers of roads and culverts which runs from the camp to the mining works; repair and updating of the camp buildings, including the kitchen, generator building, wash, shops and crew quarters.  Site preparation will include, but not be limited to fresh water systems, electrical systems, sewer systems, building upgrades, any necessary road/culvert repairs, and underground air system. This stage will also entail completing and filing the necessary permits with the various British Columbia governmental and regulatory agencies, specifically the Ministry of Forest, Mines and Lands and the Environmental Assessment Office.  The initial permits will include, but are not limited to: Camp Permit, Sewerage Permit, Kitchen Permit, Fire Plan Permit, Bulk Processing Permit, and Safety Training Permit.  These permits will be completed no later than January 31, 2011, and will take approximately 30-60 days for approval.  Beginning February 1, 2011, we will begin the process of ordering the equipment necessary to open the camp and prepare the site for operations.  The initial equipment needed will include static and mobile mining equipment.  The static mining equipment will consist of fuel storage tanks, generators, site vehicles, and prefabricated sleeper and wash units.  The mobile mining equipment will include an excavator, a grader, a dozer, a tiger mower and two wheel loaders.  It is anticipated that this stage will result in approximately $2.9M in operational and capital expenditures.

In conjunction with the first stage, the second stage will be to create a mining strategy.  The Company has engaged the consulting services of a geologist, Mr. Rick Walker, M.S. Geology. to begin a detailed geologic mapping and sampling at Tillicum and to create an advanced drilling program.  This phase should last no longer than four months.  During this stage, it is anticipated that approximately $2.6M will be spent in operational and capital expenditures.

The third stage will include procurement of all necessary equipment and supplies, obtaining all necessary permits (which will take approximately 90 days) and registrations, solely in connection with our mining plan, and not including plant permitting, finalizing all necessary insurance obligations.  Our mining plan, the main purpose of which is to designate the location of our main drift, will be ready for submission to the governmental authorities by August 1, 2011.  We will submit our mining plan to the province of British Columbia on August, 1, 2011, and will be approved by September 30, 2011, in keeping with the current response time from the British Columbian Government.  It is anticipated that this stage will result in approximately $9.4M in operational and capital expenditures.

The fourth stage will entail the start up of production.  Currently, with the research and exploration done to date, we will begin production using the gravity and tank leach method.  By using this method, we will be 100% environmentally safe (green technology).  Furthermore, the exploration phase will enable us to determine the most optimum placement of our starting portal, as well as how far we will need to drift.  Initially, we may require an existing processing plant in the area, if possible, or build a new plant on-site, which could take up to one year.  During this stage, it is anticipated that approximately $6.8M will be spent in operational and capital expenditures.

The exploration of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration program will result in a commercial precious metals operation.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

Subsequent to the fourth stage, will be the establishment of a site office at TM, as well as a U.S. based office at site still to be determined.

In the last two years the Company has spent $125,751 on site maintenance and geological exploration.  This includes pre-paid royalty fees as per our amended agreement with Elaine Gustafson dated May 2010, $112,000 and Geology fees of $13,751.

Our mineral exploration and extraction business requires permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  We believe that we are in compliance with the applicable laws and regulations that governing out business.  However, once we are in production, it might be that government regulations will go into effect which will cause us to not be in compliance.  In that event, we may be forced to cease operations until such compliance is obtained.  The costs associated with such compliance is significant, however, we believe that the costs associated with governmental compliance will be adequately addressed with mining revenues.  Until we are in production, if there are any ancillary costs in this area, those costs will be borne through our equity financing.

Mining and Mineral Industry in Canada

Canada is one of the world's top gold producers, after South Africa, the USA and Australia. Gold produced in Canada comes primarily from gold mines, which account for 92.5% of the total.1 The remainder is produced by base-metal (6%) and placer (1.5%) mines. Almost 90% of Canadian gold mines are underground operations where productivity is relatively high, which keeps production costs among the lowest in the world. 2

Two key factors dominated the industry in 2009. First, the financial crisis choked off access to debt and capital for many companies, radically changing investment patterns and reducing total transaction value around the world. Second, as Western mining and metals giants sat tight to weather the downturn, new investors emerged from Asia.3,4

And now, according to Ernst & Young's latest mining and metals report, strength is quickly returning to the sector in Canada. Canada's Mining and Metals Industry on the Rise looks at the top 100 mining companies (based on market capitalization as of December 31, 2009) listed on the Toronto Stock Exchange (TSX) and the TSX Venture Exchange.5 The report supplements Ernst & Young's global publication, 2009: The year of Survival and Revival.  The report reveals that Canada's top 100 mining companies have bounced back with incredible resilience, and that the industry's long-term outlook is promising.4 The aggregate market capitalization of the TSX increased 55%, from $1.03 trillion in January 2009 to $1.6 trillion (as of December 2009).6

The credit crisis fundamentally changed how mining companies and mining transactions will be financed in the future. Following a year of excess leverage and limited cash flow, equity is coming largely from new sources such as strategic equity investors, including cash-rich Chinese companies and sovereign wealth funds.4  Total financings on TSX Venture Exchange were up 228.9% in the first three months of 2010 compared to the same period in 2009.7

We face competition from many other individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company.

The past ten years has seen the price per ounce for gold rise from a low of $255.95 in 2001 to its current value of over $1000, which it has maintained for the past six months.  This shows that the commodities market for gold and base metals has seen massive growth since 2002.  As the world economy rebuilds in the coming months, China and India are expected to lead the way.  Investors who are positioned to take advantage of this growth could see a substantial increase in the value of their investments.

Sources

1        mbendi.com, 2010
2 mbendi.com, 2010
3 Natural Resources Canada, Overview of Trends in Canadian Mineral Exploration, 2009
4 Ernst & Young, 2009: The year of Survival and Revival, 2009
5 Ernst & Young, Canada's Mining and Metals Industry on the Rise, 2009
6 Alberta Securities Commission, The Alberta Capital Market: A Comparative Overview, 2010
7 Newswire, TSX Venture Exchange, 4/6/2010

Competition

We face competition from many other individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company.

Employees

Except for members of management, the Company has no employees.

Item 1A. Risk Factors.

Risks Associated with our Business

We are an exploration stage mining company with no history of operation.

The Company is in its exploration stage, has very limited operating history, and is subject to all the risks inherent mining operations.  We have had no revenues or earnings from operations and have relied upon equity financing to fund our operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with new mining operations and the competitive and regulatory environment in which the Company will operate, such as under-capitalization, personnel limitations, limited revenue sources and governmental regulation.

The nature of mineral exploration and production activities involves a high degree of risk; we could incur a write-down on our investment in the Tillicum Mine.

Exploration for minerals is highly speculative and involves greater risk than many other businesses. Investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we may plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the potential exploration of any mineral claim may not result in the discovery of mineral deposits. If funding is not available, we may be forced to abandon our operations.

Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology.

If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down on our investment in such property interests on our financial statements. Such a write-down or the payment of such liabilities may have a material adverse effect on our financial position.

We will likely encounter operational hazards and may be subject to uninsured risks.

The Company is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions.  These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability.  The Company currently does not maintain any type of insurance and currently has not undertaken an effort to obtain any insurance.  There are no assurances that we will obtain or maintain any insurance assurance may not be insured against all losses or liabilities, which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production are not generally available to us or to other companies in the mining industry on acceptable terms.  Losses from any event that is not covered by insurance may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We are currently a party to two legal actions filed by one of our shareholders.  An unfavorable outcome of either action could cause a change in control of the Company.

We are currently a party to two separate legal claims filed by one of our shareholders, Bruce Butcher, a resident of Australia.  Case No. CV 10 02568 filed on September 24, 2010, in the Second Judicial District Court of the State of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company, its officers and directors as well as two individual shareholders.  The action alleges causes of action for Breach of Fiduciary Duty, Waste of Corporate Assets, Unjust Enrichment, and Declaratory Relief.  Case No. 2:10-cv-01802-PMP-LRL filed on October 15, 2010, in the United States District Court of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company and its officers and directors.  The action alleges that the Company has violated Section 10(b) of 15 U.S.C. section 78j(b) and Rule 10b-5.  Both actions seek monetary damages and declaratory relief.  The Company denies all claims in both actions and intends to vigorously defend against both actions.

For 31 months, from November 2007 through May of 2010, the Board of Directors has been directed and advised by a Mr. Bruce Butcher, who had represented himself as an individual with vast experience in the mineral and natural resource management and the raising of investment capital.  While our research at the time did show that Mr. Butcher had indeed been involved with several ventures, unfortunately our research did not uncover the fact that Mr. Butcher had failed at most of those ventures.  During that time Mr. Butcher, was contractually obligated to fund the Company’s operational expenses and to raise $22,000,000 to $25,000,000 in financing for the company to enable the Company to bring the Tillicum Mountain mining project into production.  Mr. Butcher received 57,750,000 shares (19,250,000 shares post consolidation).  35,000.000 of those shares (11,666,667 shares post consolidation) in exchange for Mr. Butcher supplying all funds needed for operations to bring the Company compliant with the SEC, in addition to fulfilling our contractual royalty pre-payments, with the additional 22,750,000 shares (7,583,333 shares post consolidation) to be sold by Mr. Butcher at $1.00 per share to raise the capital for the Company.   To date, Mr. Butcher has failed to fulfill his contractual obligations, and has, in fact actively obstructed the business of the Company, much to the deleterious effect of all the shareholders.

As a result, of Mr. Butcher’s actions and inactions, the Board met in March of 2010, and made the decision to proceed forward with company operations without the advice of Mr. Butcher and his associates.  Mr. Butcher being informed of this decision, represented to the Board, stating that he had an investor wiring him $100,000 to cover operating expenses, even providing copies of communications from that investor asking Mr. Butcher to inform them when the funds appeared in Mr. Butcher’s account.  Accordingly, the board decided to delay the separation with Mr. Butcher, in attempt to remain amicable.  However, by the end of June 2010, those funds never found their way into the corporate account, and it was readily apparent that Mr. Butcher was continuing his strategy of delay and obstruction.

In June 2010, when Mr. Butcher realized that the Company would no longer be taking his council and direction, he began to call for the resignation of the Board.  When the Board ignored those requests, Mr. Butcher filed a request with the State Court of Nevada (the “State Court”), to require that the Board hold a shareholder meeting.  During discussions with the State Court, the Board agreed to have a shareholder meeting, pointing out the fact that it was Mr. Butcher’s direction which had been followed in not having a shareholder meeting.  Mr. Butcher’s experience with the Australian Securities and Investment Commission (“ASIC”), led the Board to believe that Mr. Butcher’s advice was in good faith.

In August 2010, Mr. Butcher became aware that he no longer had any chance of having a voting majority among the shareholders.  As a result, Mr. Butcher filed numerous spurious lawsuits in an attempt to seize control of the Company.  These lawsuits have harmed the company and obstructed the Company from moving forward with bringing the Tillicum Property into production in 2011.  In response to these lawsuits, the Company filed affirmative defenses, as well as counter-claims against Mr. Butcher.

The Board has responded to a complaint in State Court and to a lawsuit in U.S. Federal District Court (“Federal Court”) with an affirmative defense refuting each and every one of Mr. Butcher’s allegations, stating Nevada Statutes as well as citing legal precedents.  In addition, the Board has filed a counter claim alleging that Mr. Butcher obtained his shares by fraud, since his actions have proven he never intended to live up to the contractual agreement he had made with the company.  Mr. Butcher states that the voting power of the Company will be greater than 50% in the hands of “insiders”.

In the 31 months wherein Mr. Butcher was directing the activities of the Company, Mr. Butcher did not bring a single investor to the Company.  In the 4 months following the Board no longer following Mr. Butcher’s direction, the Board had managed to reach an investment agreement, and complete the due diligence process with an investment group in New York.  Indeed, the Company was about to receive the funds necessary to move forward with beginning operations in 2011, when Mr. Butcher again interfered with that funding, thus obstructing Company business, to the deleterious effect of all shareholders.

The board does not believe that Mr. Butcher will be successful with his actions.  However, in the event that his is successful, the board has insufficient information to opine as to the effect on the Company and its shareholders.

We are subject to environmental regulation which may be costly and result in a material change in the Company’s activities.

Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company’s intended activities. No assurance can be given that environmental standards imposed by federal, state or foreign governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.  In addition, if we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

The mineral industry no longer maintains large inventories of supplies and equipment.

With the financial crisis of 2008, supply companies are no longer keeping the inventory stockpiles they once were.  As a result, in planning for any operation, enough lead time must be given to procure and/or fabricate the necessary equipment and supplies.

There may not be qualified engineering and consultants available.

The Company is heavily dependent upon outside engineers and other professionals in the exploration of its mining properties. The mining industry has experienced significant growth over the last several years and as a result, many engineering and consulting firms have experienced a shortage of qualified engineering personnel. While this may present short term problems in scheduling, with enough planning and lead time, there should not be an issue with hiring qualified engineering and geologic personnel.

Mineral operations are subject to applicable law and government that may restrict or prohibit the exploitation of that mineral resource.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

We have incurred losses and are likely to incur losses in the future.

We have a history of operating losses and have an accumulated deficit. As of  July 31, 2010, we have incurred a net loss of $1,291,248.  Prior to the completion of the development and exploration stages, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future.

Our external auditors have issued a going concern opinion.

After the adjustment for the reverse merger, the Company incurred net losses of $1,291,248 for the period from February 21, 2006 (inception) through July 31, 2010.  In addition, the Company continued to show negative cash flows from operations, has a working capital deficit and is dependent on financing to continue operations.  These factors, among others, raise substantial doubt as to the Company’s ability to continue as a going concern and obtain debt and/or equity financing and achieve profitable operations.  The Company’s management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

We have not yet attained profitable operations.

Our ability to achieve and maintain profitability and positive cash flow will be dependent upon, among other things:

•           positive results from the exploration and development of our mining property: the Tillicum Mine;
•           our ability to locate and procure other profitable mineral properties;
•           our ability to generate revenues from our mineral properties.

We may not generate sufficient revenues from our mineral explorations to achieve profitable operations.  If mineral recoveries are less than projected, then our sales of minerals will be less than anticipated and may not equal or exceed the cost of exploration and recovery, in which case our operating results and financial condition will be materially, adversely affected.  If we are not able to achieve profitable operations at some point in the future, we eventually may have insufficient working capital to maintain our operations as we intend to conduct them or to fund our expansion plans, if any. In addition, our losses may increase in the future as we expand our business plan. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. If we are unable to achieve profitability, the market value of our Common Stock will decline and there would be a material adverse effect on our financial condition.

We are dependent upon obtaining financing to pursue our development.

Obtaining additional financing is subject to a number of factors, including the market prices for the mineral property and base and precious metals. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Our current financing needs to bring the Tillicum mine into production, as well as acquiring a processing mill will amount to Twenty-Six Million Dollars ($26,000,000).  If adequate funds are not available or if they are not available on acceptable terms, our ability to fund our business plan could be significantly limited and we may be required to suspend our business operations. We cannot assure you that additional financing will be available on terms favorable to us, or at all. The failure to obtain such a financing would have a material, adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of current stockholders may be reduced and these securities may have rights and preferences superior to that of current stockholders. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends. Our ability to continue as a going concern will be dependent on our raising of additional capital and the success of our business plan.

If we are unable to achieve projected mineral recoveries from our exploration mining activities at the Tillicum Mine, then our financial condition will be adversely affected.

As we have not established any reserves at the Tillicum Mine to date, there is no assurance that actual recoveries of minerals from material mined during exploration mineral exploration activities will equal or exceed our exploration costs on our mineral properties. To date, we have completed only a limited amount of exploration and sampling on the Tillicum Mine. If mineral recoveries are less than projected, then our sales of minerals will be less than anticipated and may not equal or exceed the cost of exploration and recovery, in which case our operating results and financial condition will be materially, adversely affected.

There may be conflicts of interest between our management and the non-management stockholders of the Company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the stockholders of the Company. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. In addition, management is currently involved with other mining and exploration companies and conflicts with such other mining and exploration entities which they, may in the future be, affiliated with may arise. If we and the other mining and exploration companies that our management is affiliated with desire to take advantage of the same opportunity, then those members of management that are affiliated with both companies would abstain from voting upon the opportunity. In the event of identical officers and directors, members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

H. Philip Cash, our President and a director of the Company, was the Chief Operating Officer of XSP, through June 2010.  At present, 100% of his time and effort are focused on THE COMPANY.  Mr. Rogers is currently focused 100% of his time and effort on the Tillicum Project.  Mr. Zeleny, at the current time, spends 100% of his time to the Company.  In addition, Bruce Butcher, a shareholder in the Company, is Chairman of the Board of XSP.   Mr. Butcher’s position with XSP may conflict with the interests of the Company. Although our management intends to avoid situations involving conflicts of interest, there may be situations where our interests may conflict with the interests of those of our management or their affiliates. These could include:

•           competing for the time and attention of management;
•           potential interests of management in competing investment ventures; and
•           the lack of independent representation of the interests of the other stockholders inconnection with potential disputes or negotiations over ongoing business relationships.

Pag 10

Mineral, and base and precious metal prices are volatile and declines may have an adverse effect on our share price and business plan.

The market price of minerals is extremely volatile and beyond our control. Basic supply and demand fundamentals generally influence gold prices. The market dynamics of supply and demand can be heavily influenced by economic policy. Fluctuating metal prices will have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties that may be explored or developed for that mineral could also drop dramatically and we may not be able to recover our investment in those properties. The decision and investment necessary to put a mine into production must be made long before the first revenues from production will be received. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by entering into derivative contracts (hedging) in certain circumstances, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate.

If the price of base and precious metals declines, our financial condition and ability to obtain future financings will be impaired.

The price of base and precious metals is affected by numerous factors, all of which are beyond our control. Factors that tend to cause the price of base and precious metals to decrease include, but are not limited to, the following:

•           sales or leasing of base and precious metals by governments and central banks;
•           a low rate of inflation and a strong U.S. dollar;
•           speculative trading;
•           decreased demand for base and precious metals in industrial, jewelry and investment uses;
•           high supply of base and precious metals from production, disinvestment, scrap and hedging;
•           sales by base and precious metals producers, foreign transactions and other hedging transactions; and
•           devaluing local currencies (relative to base and precious metals prices in U.S. dollars) leading to lowerproduction costs and higher production in certain major base and precious metals producing regions.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.

In 2007 through 2009, and into 2010, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, 2009 and into 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

We have only one mineral property at this time—the Tillicum Mine.

Our only mineral properties at this time are the claims we have to the Tillicum Mine, through our wholly owned subsidiary AMT. We are dependent upon developing our mineral deposit at the Tillicum Mine for the furtherance of the Company at this time.  We are currently aggressively pursuing other mineral properties in other geographical areas, as well as Canada.

Risks Associated with Owning our Securities

There has been a very limited public trading market for our securities, and the market for our securities may continue to be limited, sporadic and highly volatile.

On January 22, 2010, we submitted an Offer of Settlement (the “Offer”) to the SEC, whereby we voluntarily requested that our initial registration of securities be revoked, pursuant to Section 12(j) of the Exchange Act. This settlement offer was accepted by the SEC and became effective as of April 9, 2010.   As a result, our Common Stock is no longer quoted on the OTC Bulletin Board and pursuant to SEC rules cannot trade on any exchange or quotation service until our Company is once again registered with the SEC.

Following this voluntary suspension, we are in the process of filing a Form 10, to once again be registered with the SEC.  Upon completion of the Form 10 review process, we will once again seek to be quoted on the OTC Bulletin Board, but there can be no assurance this will be approved.  If that occurs, we will seek to be quoted on the Pink Sheets, but again there can be no assurance that this will be approved.  Even if we are quoted on either service, neither the OTC Bulletin Board nor the Pink Sheets are a national securities exchange, and many companies have experienced limited liquidity when traded through these quotation systems. Holders of shares of Common Stock may, therefore, have difficulty selling their shares of our Common Stock, should they decide to do so.  Further, the market price of our common stock, from time to time, may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the shares of our Common Stock in the future.

In addition, if we are approved for listing, the market price of our Common Stock may be volatile, which could cause the value of our common stock to decline. Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic conditions, could cause the market price of shares of our common stock to fluctuate substantially. Many factors that are beyond our control may significantly affect the market price of our common stock. These factors include:

•           price and volume fluctuations in the stock markets;
•           changes in our earnings or variations in operating results;
•           any shortfall in revenue or increase in losses from levels expected by securities analysts;
•           changes in regulatory policies or law;
•           operating performance of companies comparable to us; and
•           general economic trends and other external factors.

Even if an active market for shares of our Common Stock is established, stockholders may have to sell their shares of our Common Stock at prices substantially lower than the price they paid for or shares of Common Stock or might otherwise receive than if an active public market existed.

Future financings could adversely affect Common Stock ownership interest and rights in comparison with those of other security holders.

Our board of directors has the power to issue additional shares of our Common and Preferred Stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.

If We Are Unable to Obtain Additional Funding Our Business Operations Will be Harmed and If We Do Obtain Additional Financing Our Then Existing Shareholders May Suffer Substantial Dilution.

We may require additional funds to sustain and expand our operations depending on revenue from operations. Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. In the event we are required to obtain additional financing, we will likely need to issue additional equity which will involve substantial dilution to our then existing shareholders.

A substantial number of our shares of Common Stock are available for sale in a limited public market and sales of those shares could adversely affect our stock price.

Sales of a substantial number of shares of our Common Stock into the public market, or the perception that such sales could occur, could substantially reduce our stock price in the public market for our shares of Common Stock and could impair our ability to obtain capital through a subsequent sale of our securities.

Our Common Stock is subject to “penny stock” regulations that may affect the liquidity of our Common Stock.

Our common stock, if approved for listing, may be deemed to be “penny stock” as that term is defined under the Exchange Act.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker/dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly.

The Company has no business that produces revenues, however, the rules and regulations pursuant to the Exchange Act require a public company to provide periodic reports, which will require that the Company engage legal, accounting and auditing services. The engagement of such services can be costly and the Company is likely to incur losses that may adversely affect the Company’s ability to continue as a going concern. Additionally, the Sarbanes-Oxley Act of 2002 (“SOX”) requires that the Company establish and maintain adequate internal controls and procedures over financial reporting. The costs of complying with SOX may make it difficult for the Company to establish and maintain adequate internal controls over financial reporting. In the event the Company fails to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our financial condition and result in loss of investor confidence and a decline in our share price.

Our failure to file Periodic Reports could cause our Common Stock to be De-registered.

We were previously subject to the reporting requirements under the Exchange Act.  In anticipation of the institution of proceedings against the Company by the Securities and Exchange Commission (the “SEC”), resulting from the Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, we submitted an Offer of Settlement to the SEC, voluntarily requesting that the registration of our securities pursuant to Section 12(g) of the Exchange Act be revoked in accordance with Section 12(j) of the Exchange Act.  The Offer of Settlement was accepted by the SEC effective as of 9 April 2010.  For the benefit of our shareholders, the Company has decided to file this Registration Statement, pursuant to Section 12(g) of the Exchange Act and intends to file all periodic reports as required under the Exchange Act. Our failure to file periodic reports in the future could again result in revoking of the registration of our common stock which would adversely affect our investors’ ability to trade the securities of the company in the public market.

In the event that your investment in our shares of Common Stock is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares of Common Stock from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

To the best of our knowledge, we have never paid a dividend to our shareholders, and we intend to retain our cash for the continued growth of our business. We do not intend to pay cash dividends on our shares of Common Stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Item 2. Financial Information

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this registration statement.  This registration statement contains “forward-looking statements.” The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements.  Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this registration statement.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

Please refer to the Notes to the Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our business activities to date have not provided any cash flow. During the next twelve months we anticipate incurring costs and expenses related to filing of Exchange Act reports, exploratory work on our claims and maintenance of our Option Agreement on the Tillicum Property as described on page three (3) of this document, as well as costs related to the management of a public company if we are successful in bringing the Company to trade. Management intends to fund the costs and expenses to be incurred as a result of such activities through further investment in our Company through additional equity financing by private investors, or through additional investment in us by our management or current stockholders. Based on our history as a developmental stage company, it is difficult to predict our future results of operations. Our operations may never generate significant revenues or any revenues whatsoever, and we may never achieve profitable operations.

We incurred total operating expenses in the amount of $1,991,083 for the period from our inception on February 21, 2006 to October 31, 2010 and expect to incur significant additional expenses related to the continued exploration and eventual development of the Tillicum Property.

At the current time, The Company is in default on certain notes payable to Generation Leasing.  As part of the equity financing we are pursuing, these notes will be paid off in their entirety, including all interest and penalties.  Since they will be paid off, management does not believe they will have any impact on our operations.

Year Ended April 30, 2009 Compared to the Year Ended April 30, 2008

Total Operating Expenses were $1,202,901 for the year ended April 30, 2009, as compared to $209,004 for the year ended April 30, 2008, an increase of $993,897.  The increase was attributable to an increase in legal fees from $0 during the year ending April 30, 2008 to $1,931 in the year ending April 30, 2009, and an increase in professional services expenses from $148,800 in the year ending April 30, 2008 to $1,155,000  in the year ending April 30, 2009, and an increase in bank charges from $0 in the year ending April 30, 2008 to $329 in the year ending April 30, 2009, and an increase in audit fees from $0 in the year ending April 30, 2008 to $6,737 in the year ending April 30, 2009, and an increase in geology expenses from $2,472 in the year ending April 30, 2008 to $11,279 in the year ending April 30, 2009, and a decrease in outside contractors from $3,150 in the year ending April 30, 2008 to $2,625 in the year ending April 30, 2009, and a decrease in interest expense from $29,582 in the year ending April 30, 2008 to $27,980 in the year ending April 30, 2009.   The increase was largely attributable to the related party transaction wherein 57,750,000 shares of common stock were transferred to a third party in exchange for funding the company for operational expenses, as well as soliciting investors for capital funds, the change in expenses was further affected by a cessation of payments to certain individuals for professional services, which was comprised of investment services, website development, and administrative services, none of which were to a related party,  and a reduction in interest expense while being offset somewhat by a slight increase in general administrative expenses.

As a result of the increased expenses, we incurred a net loss of $1,202,901 for the year ended April 30, 2009 compared to a net loss of $209,004 for the year ended April 30, 2008.

Year Ended April 30, 2010 Compared to the Year Ended April 30, 2009

Total Operating expenses were $345,554 for the year ended April 30, 2010, as compared to $1,202,901 for the year ended April 30, 2009. This represented a decrease of $822,852. The decrease was attributable to an increase in audit fees from $6,737 during the year ending April 30, 2009 to $16,000 in the year ending April 30, 2010, and an increase in interest expenses from $27,980 in the year ending April 30, 2009 to $34,495 in the year ending April 30, 2010, and a decrease in legal/professional fees from $1,156,930 in the year ending April 30, 2009 to $61,348 in the year ending April 30, 2010, and an increase in payroll expenses from $0 in the year ending April 30, 2009 to $240,000 in the year ending April 30, 2010.   These extra expenses reflected the fact that the Company had increased its formation activities.  These formation activities specifically included Mr. Cash’s efforts to procure financing for the operation, continue negotiations for equipment and other capital items which will be needed to bring the project into production, and lining up geologic studies which will be necessary to set our mining program.  Mr. Zeleny began to bring the records of the company up to date, and have those records audited, in order to be able to bring the company into compliance with the SEC.

Liquidity and Capital Resources

At October 31, 2010 our current assets total was $10,786. This was comprised of a cash balance of $10,786.

To date, the Company’s operations have been funded by private loans, and by services provided in exchange for equity.While there is no requirement for this to process to continue, there may be similar exchanges agreed to in the future.  However, it is the Company’s intention to raise operational funds through future equity issuances.

During 2008 we issued 293,334 shares to individuals in lieu of payment for services at an average price of $0.51 per share.

During 2009, the President entered into a contractual agreement with a certain individual wherein that individual contractually obligated themselves to provide operating funds and solicit investors to provide the capital requirements of the Company.  In exchange for these services, the President transferred 11,666,667 to this individual to cover the funds needed for operational expenses, as well as an additional 7,583,333 shares which were to be utilized to sell to investors to raise capital for the Company.  Based upon the average sales price at the time of the agreement, and the pre-consolidation share amounts, a price per share of $0.02 has been utilized to value this share transfer.

On June 11, 2010 we issued 6,666,667 shares Common Stock to our CEO, H. Philip Cash and our CFO, Bil Zeleny, at a value per share of $0.02, in exchange for forgiveness of existing debt.  That debt consisted of loans and accrued interest to the Company, as well as accrued payroll.

Going forward, our operational plans require approximately $26,000,000.  This includes approximately$19,000,000 in capital expenditures; approximately $4,400,000 for working capital and reserve; and approximately$2,600,000 for other creditor payments.

In this plan, all of our existing debt is paid off.  Our current liabilities, as of October 31, 2010, consist of the following:  $12,300 in accrued expenses, $78,807 in accrued interest, $174,832 in accrued wages payable, and $123,800 in notes payable, of which we are currently in default on all $123,800.  We will address these liabilities, totaling $389,739, by paying  out of funds raised in our expected equity financing.

In order to allow the Company to raise capital through the issuance of equity, on August 30, 2010, the company filed an amendment to their Articles of Incorporation, approved by a majority of shareholders, to increase their approved shares of stock to an aggregate of 400,000,000 shares of capital stock, of which 350,000,000 are shares of Common Stock, $.001 par value and 50,000,000 shares of Preferred Stock, $.001 par value.  In addition, the company authorized a 3:1 stock consolidation, approved by a majority of shareholders on August 11, 2010, which became effective November 16, 2010.  As of the effective date of the stock consolidation, November 16, 2010, 48,042,053 shares of Common Stock and 16,889,292 shares of Preferred Stock were issued and outstanding.  All Share numbers have been retroactively modified to reflect this stock consolidation.

Our independent auditors have issued a going concern opinion on the financial statements for the years ended April 30, 2010 and April 30, 2009, that states there is substantial doubt about our ability to continue as a going concern. Specifically, our independent auditors has stated that the Company has no revenue source and is dependent on financing to sustain operations and pay for future commitments related to the mineral options and might not have sufficient working capital for the next twelve months. These factors create substantial doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statement should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to fund the ongoing development of the Company’s business.

Plan of Operation

The Company’s principal business objective for the next 12 months and beyond such time is the exploration and acquisition of gold and mineral bearing properties.  The Company is currently in the exploration stages and intends to focus on the development, exploration and mining of certain mineral mining claims at the Tillicum Mine, through our wholly-owned subsidiary AMT.  We currently do not produce gold or any other minerals and does not engage in any activities that provide cash flow.  All expenses incurred by the Company in carrying out its business plan are expected to paid with money in our treasury, or with additional amounts, as necessary to be loaned, invested in us by our stockholders, management or other investors.  However, neither our current stockholder nor our investors are required to provide such funding to the Company.

During the next 12 months we anticipate incurring costs related to the exploration and development of our mining property, specifically the Tillicum Mine.  Our ability to continue as a going concern is dependent upon whether we are able to obtain the required financing and whether our exploration activities will result in any discoveries of gold or other minerals.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.  Additionally, we are not a party to any derivative contracts or synthetic leases.

Quantitative and Qualitative Disclosures About Market Risk

Not required by Regulation S-K for smaller reporting companies.

Item 3. Properties.

The Company does not rent any property.  The Company utilizes the office space and equipment of its management at no cost. Management estimates such amounts to be immaterial. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

We own a one hundred percent (100%) interest in the Tillicum Mine.  The Tillicum Mine is located approximately two hundred (200) miles north of Spokane, Washington, just east of the village of Burton and Lower Arrow Lake in southeastern British Columbia, and spans over four zones: East Ridge, Heino, Gustafson Mine and Tillicum Shoots 1 through 8.  The Tillicum mine consists of twenty-eight  (28) provincial, unpatented, exploration lode land tenures situated on approximately eight 8,777 acres of land in the Slocan Mining Division.  The property can be accessed using Highway 6 to Burton, then east along the Caribou Creek Forest Service Road to Londonderry Creek.  All claim numbers are listed in the accompany Ammended Property Agreement.

On March 28, 2005, pursuant to the terms of a property agreement by and between Advanced Mineral Technology Corporation, an Idaho corporation (“Advanced Mineral”) and Gustafson Holdings Ltd. (“Gustafson”), a corporation formed under the laws of the Province of British Columbia, Canada (the “Property Agreement”), Advanced Mineral acquired a one hundred percent (100%) interest in certain mineral mining claims, mining leases, mining rights and other property, situated at the Tillicum Mountain Gold Mine located in the Province of British Columbia, Canada (the “Tillicum Mine”) from Gustafson.  Advanced Mineral is a privately held company, the significant shareholder of which is the Company’s CEO, H. Phillip Cash.  As of the date of this submission, Gustafson had transferred the single mining lease as per the requirements of section 3.1 of the Property Agreement Amendment, and the purchase price as described in Section 2.4 was paid in full in 2005.

On March 3, 2006, Advanced Mineral, pursuant to an interparty agreement of assignment by and among Advanced Mineral, AMT Industries Canada, Inc., a corporation formed under the laws of the Province of British Columbia, Canada and which is now our wholly owned subsidiary (“AMT”) and Gustafson (the “Assignment”), assigned its rights and obligations under the Property Agreement to AMT, in order to fulfill the statutory requirements of the Province of British Columbia. On February 10, 2010, due to the expiration of the original Property Agreement, AMT and Gustafson entered into an amendment to the Property Agreement (the “Amending Agreement”). Pursuant to the terms of the Amending Agreement, AMT is obligated, among other things, to pay Gustafson a royalty (the “Royalty”), consisting of the greater of fifty thousand Canadian dollars (C$50,000) per year, or: (i) 2.5% of net smelter returns (“NSR”) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (“OPT”) or less; (ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT, but less than 1.0 OPT; or (iii) 5.0% of the NSR in any calendar quarter if the ore was equal to or greater than 1.0 OPT.   Beginning in March, 2010, the Company was required to royalty prepayments to Gustafson of Four Thousand Dollars ($4,000), due on the first of each month.  As of the date of this submission, all payments are current to Gustafson.

The property is underlain by metasediments of the Triassic Milford Group on the south and east portion of the property.  The Milford Group is host to silver mineralization, and is overlain by the Lower Jurassic Rossland Group, comprised of metamorphosed massive basaltic-andesitic flows with interbedded and overlying mafic tuffs and shales correlated to the Elise Formation.  The predominately volcanic to volcaniclastic lithologies were subsequently intruded by intrusive quartz monzonite, granodiorite and quartz diorites lithologies of the Cretaceous Goar Canyon and Halifax Creek stocks.  Subsequent deformation has divided the property into a number of fault bounded blocks.  Most faults are interpreted to have minor displacement, however, several are interpreted to have more significant offsets.  Gold and/or silver mineralization occurs in shear and fracture related, calc-silicate, quartz skarns developed in metasedimentary and metavolcanic rocks of both the Milford and Rossland Groups adjacent to or in close proximity to quartz monzodiorite porphyry sills.  These skarns are divisible into gold-rich and silver-rich types.

There is a mining camp and roadways currently on the site, however, the site has not been in use for several years, and will need improvements to the existing camp, mining tunnels, and roadways.  The current camp and infrastructure consists of: one washcar; one fifty (50) man kitchen; one large mechanic’s shop, 140x50, concrete floor, steel structure; all electric and plumbing are in situ; and all needed roads.  All roads are in but in need of upgrades; at this time there is no plan to use any of the existing underground workings; we will need to put in living quarters for on-site workers, as well as an office. The site has been under exploration for over thirty (30) years, and would be considered to be in an advanced state of exploration.  Infill drilling and some deep hole drilling to a depth of over two thousand (2,000) feet.  The source of power will be diesel generators, and water is provided by on-site creek.

Prior geological work by George Addie and Rick Walker has shown some promising results regarding a potential resource on the Tillicum Mine.  Using their reports as a foundation we are proposing the following exploration/geological work on Tillicum:  First, from December 2010 through March 2011, we will digitize all previous historical data which has been collected over the prior ten-fifteen years; second, we will spend three to four months, from April 2011 through June 2011, properly mapping the area to verify the historical; third, simultaneously with the mapping just mentioned, we will re-sample various locations (twinning previously drilled holes) to verify historical data, which will also occur from April 2011 through June 2011; and finally, to conduct further drilling exploration on the East Ridge and Grizzly locations, which would also happen concurrently the mapping and re-sampling mentioned above between April 2011 and June 2011.  The digitalization will cost approximately Two Hundred and Fifty Thousand Dollars ($250,000), the mapping approximately One Hundred and Fifty Thousand Dollars ($150,000), the re-sampling effort will cost Seventy Thousand Dollars ($70,000), and the drilling exploration will cost approximately Four Hundred and Fifty Thousand Dollars ($450,000).  With a contingency of Seventy Thousand Dollars ($70,000), the total geological work will cost One Million Dollars ($1,000,000), these funds are calculated into the Twenty Six Million Dollars ($26,000,000), we intend to raise through equity funding, as outlined in the earlier section titled, “Liquidity and Capital Resources”.  The geology program will be conducted by Rick Walker, MS Geology, Qualified Person under National Instrument 43-101 (Canada).

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of the date of this filing, certain information concerning the beneficial ownership of our 48,042,053 shares of common stock and the ownership of our 16,889,292 shares of preferred stock as of November 16, 2010 by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Name of Beneficial Owner	Class of Security	Amount and Nature of Beneficial Ownership (all direct unless otherwise noted)	Percent Of Class

H. Philip Cash (1)	Common Stock	17,675,944	36.79%
Cletius Rogers (2)	Common Stock	166,667.35%
Bil Zeleny (3)	Common Stock	1,575,729	3.28%
Gary Mason (4)	Common Stock	21,617	0.04%
Bruce Butcher (5)	Common Stock	19,250,000	40.07%

All directors and executive officers as a Group	Common Stock	19,439,957	40.46%

H. Philip Cash (1)	Preferred Stock	13,305,942	78.78%
Bil Zeleny (3)	Preferred Stock	3,433,350	20.33%

All directors and executive officers as a Group	Preferred Stock	16,739,292	99.11%

(1) H. Philip Cash is the Company’s President and is a Director.  The address is Route 1 Box 1092, Fairfield, ID, 83327.

(2) Cletius Rogers is a Director of the Company. The address is Route 1 Box 1092, Fairfield, ID 83327.

(3) Bil Zeleny is the Company’s Chief Financial Officer and Treasurer.                                                                                                                     The address is 7025 E. Sweetwater Ave. Scottsdale, AZ 85254.

(4) Gary Mason is a Director of the Company.  The address is:  24266 Carrillo, Mission Viejo, CA 92691.

(5) The address is: 3 Macquarie Street, Sydney 2000, NSW Australia.

Item 5. Directors and Executive Officers.

Identification of Directors and Executive Officers

Our officers and directors and additional information concerning them are as follows:

Director or Executive Officer	Age	Position with the Company

H. Philip Cash	71	President and Director

Cletius Rogers	72	Vice President, Secretary and Director

Bil Zeleny	52	Chief Financial Officer and Treasurer

Gary Mason	65	Director

H. Philip Cash, is our President and Director since May 15, 2007.  Mr. Cash was also the Chief Operating Officer of XS Platinum, Inc., from November of 2007 through June 2010.  Prior to working with the Company, Mr. Cash served as the Chief Operating Officer of Arizona Pacific Materials located in Queen Creek, Arizona from August of 2003 through May of 2007. Mr. Cash has spent over forty-five (45) years in the mining sector in North America, including Alaska and Canada, and has extensive mineral exploration, mine development and operational experience in North America. Mr. Cash has been actively involved as an executive in various North American mining entities that have participated in the development of precious metals projects, including underground, alluvial and placer gold deposits, mining and mineral processing enterprises, and also drilling, reclamation programs and related activities. Over the past five years, Mr. Cash has been involved in several mining projects in North America, including an aggregate mining project in Arizona, a silica exploration in California, in addition to developing the Tillicum mine project in British Columbia and the XS Platinum mining project in Alaska.

During the 1990’s, Mr. Cash was responsible for several projects, including the design and development of a placer gold mining operation near Dawson City, Yukon in Canada, which was a joint venture with Capital House.  When Mr. Cash sold the project he had developed the property to a production level of 10,000 ounces per year of gold.  From 1982 through 1992, Mr. Cash was under contract with Precious Metals Technology, Inc., wherein he oversaw the acquisition, design and development of two gold mines.  Those mines, the Camas Mine in Camas, Idaho, and the Princess Mine in Blaine County, Idaho, were brought into production at the level of 250 tons per day, with an high grade ore content of 0.2 to 0.5 OPT.

In the late 1970’s and early 1980’s, Mr. Cash worked on several projects, including the Champagne Gold Mine, situated on 6500 acres in Butte County, Idaho, where Mr. Cash set up a drilling program.  The project was subsequently sold to Idaho Gold Corporation, a subsidiary of Bema Gold.  Mr. Cash also acquired a Barite mine in Blaine County, Idaho, which consisted of a 200 ton per day flotation mill.  The mill produced Barite for the oil industry, some of whose clients were Halliburton and Milchem.  Finally, Mr. Cash acquired the Vienna Mine in Blaine County, Idaho and designed and implemented an underground drilling program for very high grade silver, as well as constructing a plant where the ore was processed near Ketchum, Idaho.  This project was sold to the Hothchield Group.

From 1974 through 1976, Mr. Cash was under contract with the government of Argentina in conjunction with Mineral Division of Gulf Oil to design, develop and bring into production an underground mine which produced wolfromite, gold and silver.  The project, located near San Luis, Argentina, consisted of the design and construction of a 550 ton per day gravity and flotation plant, as well as the training of all plant personnel.  Upon completion, the project was turned over to Gulf Oil and the Argentinean government.

In the 1960’s and early 1970’s Mr. Cash worked as a consultant in the mining industry.  A partial list of his clients includes:  IMCO Barite; United Mining Inc.; American Consolidated Mining; Combined Metals Reduction Co.; African Coast Diamonds and Minerals, Namibia; New Park Resources Inc.  Mr. Cash is a graduate of the Colorado School of Mining.

Cletius Glynn Rogers,  is our Vice President, Secretary and Director since May 25, 2007.  Mr. Rogers has over thirty (30) years of experience in the mining industry. In addition to being a retired Air Force officer, Mr. Rogers has studied and worked closely within the minerals business since retiring from the Air Force in 1979. Since 1997, Mr. Rogers has operated several medium-size mining operations, including those of the Bullion River Gold Corp. and the Minerals Mining Corporation. Mr. Rogers received a Bachelor of Science in business from San Francisco University. Since 2000, Mr. Rogers was the owner and operator of VSR, Inc. a mining design firm. Over the past five years several of the major projects he has been associated with were assisting with the design of the plant for XS Platinum, in Platinum ,Alaska : the design and construction of the French Coral Placer plant in California: the design and construction of a prossessing plant in Telegraph Mine, California: and the design and construction of and underground placer plant for Tin Calloway in California. Since June of 2010, Mr. Rogers has closed VSR, Inc. and now works as an independent consultant in the mining industry.

Cletius Glynn Rogers was born on September 18, 1938 in Paris, Arkansas.  After serving three years in the Air National Guard in Arkansas, he joined the United States Air Force in 1959, and was commissioned in 1960.  He served 20 years in the Air Force, attaining the rank of Major.  While in the service, he entered the University of San Francisco, where he graduated in 1970.  During the last several years in the service, Mr. Rogers became interested in the mining industry, which he entered on a part time basis in 1976, when he began prospecting for placer gold on Ruby Creek until 1978. With the price of gold at an unprofitable level, he discontinued those efforts.  After his retirement from the Air Force in 1979, he designed and constructed a silver mill in Mina, Nevada, called the Mina Mine, which operated at a rate of 250 tons per day of head feed.  He sold that operation in 1980 to an independent operator.  In 1980, Mr. Rogers designed and constructed a screening plant and gold recovery system in Fraser Valley, Canada, which operated at a rate of 200 cubic yards per hour.  He operated that plant for two years, at which point the price of gold had once begun dipped to a level as to make production economically unfeasible.   In 1982 he returned to prospecting, this time for tungsten, in Nevada and California.  In 1984 through 1985 he was commissioned by Tim Calloway to design and construct a gold processing mill, for an underground placer gold operation in Yuba City, California

From 1986 through 1989, Mr. Rogers prospected for underground placer gold, for Mineral Mining Corporaiton.  In 1988 through 1989, Mr. Rogers designed and constructed a 300 ton per day flotation plant for Siskon Gold, Inc. in northern California.

From 1990 through 2006, Mr. Rogers ran his own company, which specialized in fabricating mining equipment for placer operations.

Bil Zeleny, is our Chief Financial Officer and Treasurer since April 1, 2008.  Mr. Zeleny has spent the past seven years immersed in the world of mineral project financing; from developing business plans and pro-formas to creating budgets and preparing financials and negotiating financing.  Mr. Zeleny was also the Chief Financial Officer for the Orme School of Arizona, a college preparatory school, where he began in 2006, through November 2010.

Mr. Zeleny was an integral part of the financial and production modeling for the Platinum Creek Mine, in Platinum Alaska from 2007 through January 2009.  Mr. Zeleny worked with Mr. Cash on creating the business plan for the Cherokee Mine, in Oroville, California.  The Cherokee Project was to produce high grade silica for the production of glass.  From 2003 through 2006, Mr. Zeleny developed the business plan for a basalt/cinder mine in Florence, Arizona.  The business plan was sold to Western Power and Equipment, which purchased the mine, and created Arizona Pacific Materials.

Prior to his entrance into the mining sector, Mr. Zeleny has finance experience in the banking, film and medical laboratory arenas. He has worked for companies as diverse small film production companies to companies as large as Metpath, a division of Corning, Inc., and the Traveler’s Group.  Mr. Zeleny received a Bachelor of Arts degree from the University of California, Los Angeles.

Gary Mason, is our Director since September 26, 2007.  For the past sixteen (16) years, Mr. Mason has run his own Private Law Practice.  In his career, Mr. Mason has been employed by the Shell Oil Company from 1969 to 1972, where he was an exploitation engineer involved in the drilling of two (2) exploratory wells in San Juan County, Utah existing oil fields in southern California and the Coalinga Fields in central California. Mr. Mason has also been employed by Provident Savings and Loan (now Provident Bank) in Riverside, California from 1974 until 1984, where he was responsible for loan origination, serving and marketing, and also originated the IRA/Keogh Retirement Plans Department; Mr. Mason was also a member of the California Savings and Loan League Retirement Plans Committee, where he remained a member for seven (7) years. This Committee was responsible for developing new retirement products and maintaining qualified master IRA and Keogh plans for the industry in California, Nevada and Hawaii. He has also taught retirement plans classes for the Financial Institute of Chicago, Illinois. Mr. Mason received a Bachelor of Arts in economics, and a Bachelor of Science in geology from the University of Redlands, and received a Juris Doctor from the University of La Verne. Mr. Mason, a licensed attorney, is admitted to practice law in the State of California. He is also the secretary and a director of Master Cutting & Engineering, Inc., a privately-held steel service company located in California.  His legal and engineering experience bring a unique mixture of expertise to our board.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Registrant during the past ten years.

Item 6. Executive Compensation.

During the fiscal year ended April 30, 2009, no remuneration of any nature was paid on account of services rendered by a current officer in such capacity.  During the Fiscal Year Ending April 30, 2010 the CEO and the CFO both received remuneration of One Hundred and Twenty Thousand (120,000) Dollars each.  Both salaries were accrued.

During the fiscal years ended April 30, 2010 and 2009, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

The following table summarizes all of the annual compensation paid to all of the company’s named executive officers for the two years ended April 30, 2009 and 2010:

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (Shares)	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)

H. Philip Cash(1)	2010	120,000	-0-	-0-	-0-	-0-	-0-	-0-	120,000
President and Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Bil Zeleny	2010	120,000	-0-	-0-	-0-	-0-	-0-	-0-	120,000
Chief Financial Officer and Treasurer
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Cletius Rogers	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Vice President, Secretary and Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Gary Mason	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Employment Agreements

Currently, we have employment agreements in place with H. Philip Cash, our President and Director, and Bil Zeleny, our Chief Financial Officer and Treasurer.  Said agreements contain only salary considerations in the amount of $120,000 per annum each.  Neither agreement presently contains any stock options or warrants, or any bonus structures or other benefits.  For the years fiscal year 2010, neither Mr. Cash or Mr. Zeleny was eligible for a bonus.  Future bonuses may be awarded by the Board of Directors based upon the Company's annual achievement of financial performance goals and other annual objectives as determined by the Board in good faith for each fiscal year of the Company. Each contract commenced on February 20, 2009 and shall continue for a period of one year, and at the end of each day it shall renew and extend automatically for an additional day so that the remaining Service Term is always one year; provided, however, that either party may terminate the Agreement for any reason, with or without Cause or with or without Good Reason, as the case may be, at any time upon thirty (30) days prior written notice to the other party of its decision to.  Currently, if terminated, the Company would be responsible to pay to each officer:  a) any salary accrued up until that time up to his termination date and b) a lump sum equal to current annual base salary.

Option Exercise In Last Fiscal Year And Fiscal Year End Option Values

Our executive officers were not issued any options which could have been exercised during the fiscal years ended April 30, 2009 or 2010.

Directors' Compensation

We currently do not compensate our directors.  In the future, we may compensate our current director or any additional directors for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business.  From time to time we may request certain members of the board of directors to perform services on our behalf.  In such cases, we will compensate the directors for their services at rates no more favorable than could be obtained from unaffiliated parties.

Compensation Committee

We have not formed an independent compensation committee.   The Company’s Board of Directors acts as the compensation committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

During the fiscal year ended April 30, 2010, H. Philip Cash, the Company’s President and director, had outstanding loans to the Company in the aggregate amount of $42,251. This loan is in the principal amount of $28,802 payable on demand. The Note bears interest at a rate of 7.5% per annum and the outstanding principal amount and all accrued interest are payable upon demand or sooner if prepaid by the Company. The balance as of October 31, 2010 was $343, which consists entirely of accrued interest.

On June 11, 2010, the Company  issued Four Million Five Hundred Thousand (1,500,000) restricted shares of its Common Stock to Bil Zeleny, one of our officers, in exchange for reduction of $90,000 in accrued debt held by Mr. Zeleny, which consisted entirely of deferred salary.  As of November 30, 2010, the amount of accrued debt still due Mr. Zeleny was $60,000.  The stock valuation was determined by taking the last share price for the Company’s stock prior to the Company’s voluntary delisting, and the number of shares was used utilizing the pre-consolidation value.

On June 11, 2010, the Company issued Fifteen Million Five Hundred Thousand (5,166,667) restricted shares of Common Stock to H. Philip Cash, an officer and director of the Company, in exchange for reduction of $310,000 in accrued debt held by Mr. Cash.  The debt included $90,000 of deferred salary to Mr. Cash, $209,910 of retirement of principal on a loan Mr. Cash had made to the company, and $10,090 in accrued interest on that note.  As of November 30, 2010, the amount of accrued debt still due Mr. Cash was $60,000.  The stock valuation was determined by taking the last share price for the Company’s stock prior to the Company’s voluntary delisting, and the number of shares was used utilizing the pre-consolidation value.

On August 30, 2010, the Company  issued 3,433,350 restricted shares of Preferred Stock to Bil Zeleny, one of our officers, in exchange for reduction of $68,667 in accrued debt held by Mr. Zeleny.  $60,000 of that debt was for deferred salary, and $8,667 was for work done by Mr. Zeleny prior to his employment by the Company.  As of November 30, 2010, the amount of accrued debt still due Mr. Zeleny was $60,000.  The stock valuation was determined by taking the last share price for the Company’s stock prior to the Company’s voluntary delisting.  The Preferred Class was already authorized in our Articles of Incorporation, and was issued according to our by-laws, and per the laws of the State of Nevada, NRS 78-195 and NRS 78-1955.

On August 30, 2010, the Company issued 13,305,942 restricted shares of Preferred Stock to H. Philip Cash, an officer and director, in exchange for reduction of $114,119 in accrued debt held by Mr. Cash, and for the purchase of two pieces of capital equipment valued at $152,000.  The debt included $60,000 of deferred salary to Mr. Cash, $41,975 of retirement of principal on a loan Mr. Cash had made to the company, and $12,143 in accrued interest on that note.  The equipment consisted of a Case bulldozer, model 1650K, valued at $104,000 and a John Deere Tiger Mower, model 6410, valued at $48,000.  Both pieces of equipment are vital in keeping the Tillicum company open and available for potential investors.  As of November 30, 2010, the amount of accrued debt still due Mr. Cash was $60,000.  The stock valuation was determined by taking the last share price for the Company’s stock prior to the Company’s voluntary delisting.  The Preferred Class was already authorized in our Articles of Incorporation, and was issued according to our by-laws, and per the laws of the State of Nevada, NRS 78-195 and NRS 78-1955.

Director Independence

As the Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, no disclosure is required for this portion of Item 7, pursuant to Item 407(a) of Regulation S-K. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition neither, Mr. Cash  and Mr. Rogers would be considered to be independent directors as they serve as both officers and directors of the Company. Mr. Mason would be considered to be independent under such definition.

Item 8. Legal Proceedings.

We are currently a party to two separate legal claims filed by one of our shareholders, Bruce Butcher, a resident of Australia.  Case No. CV 10 02568 filed on September 24, 2010, in the Second Judicial District Court of the State of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company, its officers and directors as well as two individual shareholders.  The action alleges causes of action for Breach of Fiduciary Duty, Waste of Corporate Assets, Unjust Enrichment, and Declaratory Relief.  Case No. 2:10-cv-01802-PMP-LRL filed on October 15, 2010, in the United States District Court of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company and its officers and directors.  The action alleges that the Company has violated Section 10(b) of 15 U.S.C. section 78j(b) and Rule 10b-5.  Both actions stem from Mr. Butcher’s challenges of the company’s reverse stock split, increase in its authorized shares and the designations and issuances of preferred stock, and seek monetary damages and declaratory relief.  The Company denies all claims in both actions, believes that all corporate action was conducted properly, and intends to vigorously defend against both actions.

The board does not believe that Mr. Butcher will be successful with his legal claims.  The board has insufficient information to opine as to how Mr. Butcher’s claims may effect the Company or its shareholders.  However, in the event that the legal claims are successful, it could adversely impact the company’s recent corporate actions including changes to our capital structure and issuances of preferred stock.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Prior to April 9, 2010, our Common Stock was listed on the Pink Sheets under the symbol “AMTO.” Following the SEC’s approval of our request to revoke our Exchange Act registration  and the termination of our Exchange Act reporting obligations, our Common Stock has ceased to be quoted. Following the effectiveness of this Form 10 we intend once again to seek a listing on the OTC Bulletin Board, but there can be no assurances that this listing will be approved.  If that listing is not approved, we will seek a listing on the Pink Sheets, but there can be no assurance that this listing will be approved.

The following table sets forth the high and low bidding prices per share, denominated in U.S. dollars, for our Common Stock in each quarter for the last three fiscal as reported on the Pink Sheets. The quotations reflect inter-dealer prices without retail markups, markdowns, or commissions and may not represent actual transactions. For current price information, stockholders are urged to consult publicly available sources.

	Fiscal Year Ended April 2010		Fiscal Year Ended April 2009		Fiscal Year Ended April 2008
	Low	High	Low	High	Low	High

First Quarter	.009	.019	.01	.02	.16	.41
Second Quarter	.015	.04	.001	.021	.022	.28
Third Quarter	.021	.10	.001	.008	.007	.047
Fourth Quarter	.02	.10	.0022	.022	.01	.021

Holders

As of November 16, 2010, there were 1241 record holders of an aggregate of 48,042,053 shares of Common Stock and 16,889,292 shares of Preferred Stock were issued and outstanding.

Dividends

To the best of our knowledge, the Registrant has not paid any cash dividends and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant’s business.

Securities Authorized for Issuance under Equity Compensation Plans.

None.

Item 10. Recent Sales of Unregistered Securities.

On May 14, 2007, the Company issued an aggregate of one hundred million (33,333,334) shares of Common Stock to our current directors H. Philip Cash and Cletius Rogers, and to a former director, following the execution the Share Exchange Agreement.

On September 27, 2007, the Company issued an aggregate of 293,334 shares of Common Stock to certain individuals for consulting services valued at $148,800.

On June 11, 2010, the Company  issued 1,500,000 restricted shares of Common Stock to Bil Zeleny, one of our officers, in exchange for reduction of $90,000 in accrued debt held by Mr. Zeleny.

On June 11, 2010, the Company issued 5,166,667 restricted shares of Common Stock to H. Philip Cash, an officer and director, in exchange for reduction of $310,000 in accrued debt held by Mr. Cash.

On August 12, 2010, the Company issued 58,334restricted shares of Common Stock to raise $35,000 equity.

On August 30, 2010, the Company  issued 3,433,350 restricted shares of Preferred Stock to Bil Zeleny, one of our officers, in exchange for reduction of $68,667 in accrued debt held by Mr. Zeleny.  The Preferred Class was already authorized in our Articles of Incorporation, and was issued according to our by-laws, and per the laws of the State of Nevada, NRS 78-195 and NRS 78-1955.

On August 30, 2010, the Company issued 13,305,942 restricted shares of Preferred Stock to H. Philip Cash, an officer and director, in exchange for reduction of $114,119 in accrued debt held by Mr. Cash, and for the purchase of two pieces of capital equipment valued at $152,000.  The Preferred Class was already authorized in our Articles of Incorporation, and was issued according to our by-laws, and per the laws of the State of Nevada, NRS 78-195 and NRS 78-1955.

On August 31, 2010, the Company issued 150,000 restricted shares of Preferred Stock to raise $30,000 equity.

On November 4, 2010, the Company  issued 20,000 restricted shares of Common Stock  in exchange for cash of $10,000.

On November 11, 2010, the Company issued 21,000 restricted shares of Common Stock in exchange for cash of $10,500.

On November 17, 2010, the Company issued 116,666 restricted shares of Common Stock in order to fulfill the agreement to raise $35,000 equity, which was executed on August 12, 2010.

On December 7, 2010, the Company issued 12,000 restricted shares of Common Stock in exchange for internet domain names, in order to open a Company website.

All of the issuances of securities described above were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.  We made the determination that each investor had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.  There was no general solicitation or general advertising used to market the securities.  We provided each investor with disclosure of all aspects of our business, including providing the investor with press releases, access to our auditors, and other financial, business, and corporate information. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 11. Description of Registrant’s Securities to be Registered.

Authorized Capital Stock of the Company

On August 30, 2010, the company filed an amendment to their Articles of Incorporation, approved by a majority of shareholders, to increase their approved shares of stock to an aggregate of 400,000,000 shares of capital stock, of which 350,000,000 are shares of Common Stock, $.001 par value and 50,000,000 shares of Preferred Stock, $.001 par value.  In addition, the company authorized a 3:1 stock consolidation, approved by a majority of shareholders on August 11, 2010, which became effective November 16, 2010.  As of the effective date of the stock consolidation, November 16, 2010, 48,042,053 shares of Common Stock and 16,889,292 shares of Preferred Stock were issued and outstanding.  All Share numbers have been retroactively modified to reflect this stock consolidation.

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. The stockholders do not have cumulative or preemptive rights, and our Articles of Incorporation and By-Laws do not provide for a liquidation preference.

The Board of Directors is authorized to issue, 50,000,000 shares of our preferred stock, of which 16,889,292 shares have been issued and are currently outstanding.  Our  board of directors is authorized to fix the number of shares of any series of preferred stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.  No class or series of preferred stock has been designated by our board of directors at this time.

Item 12. Indemnification of Directors and Officers.

Our Articles of Incorporation include provisions for the limitation of liability for our directors and officersto the fullest extent permitted by Nevada law, as the same exists or may hereafter be amended.  A director or officer of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages as a result of any act or failure to act in his capacity as a director or officer; provided, however, that this Article shall not eliminate or limit the liability of a director or officer if it is proven that his act or failure to act constituted a breach of his fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law.

We have no liability insurance coverage for our directors and officers. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 13. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

For the fiscal years ended April 30, 2009, and 2010, there have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 14. Financial Statements and Exhibits.

Statements

Report of Independent Registered Public Accounting Firm				F-1

Balance Sheets at April 30, 2010 and 2009				F-2

Statements of Operations for the years ended April 30, 2010 and 2009				F-3

Statement of Changes in Shareholders' Deficit for the years ended April 30, 2010 and 2009				F-4

Statements of Cash Flows for the years ended April 30, 2010 and 2009				F-5

Notes to Financial Statements				F-6

Balance Sheet at October 31, 2010				F-7

Statements of Operations for the Three months ended October 31, 2010 and 2009				F-8

Statements of Cash Flows for the Three months ended October 31, 2010 and 2009				F-9

Notes to Financial Statements				F-10

Schedules

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.

	Exhibit	Form	Filing	Filed with
Exhibits	#	Type	Date	This Filing

Articles of Incorporation filed with the Secretary of State of Nevada on March 1, 1990.	3.1	10	7/15/2010

Certificate of Amendment filed with the Secretary of State of Nevada on February 22, 2005	3.2	10	7/15/2010

Certificate of Change filed with the Secretary of State of Nevada on February 13, 2006	3.3	10	7/15/2010

Certificate of Amendment filed with the Secretary of State of Nevada on April 4, 2007	3.4	10	7/15/2010

By-Laws	3.5	10	7/15/2010

Certificate of Designation filed with the Secretary of State of Nevada on August 26, 2010	3.6	10	12/3/2010

Amended and Restated Articles of Incorporation filed with the Secretary of State of Nevada on August 30, 2010	3.7	10	12/3/2010

Property Agreement dated March 28, 2005	10.1	10	7/15/2010

Amending Agreement to Property Agreement dated February 10, 2010	10.2	10	7/15/2010

Interparty Agreement of Assignment dated March 3, 2006	10.3	10	7/15/2010

Employment Agreement with Bill Zeleny dated February 20, 2009	10.4	10 A/1	8/30/2010

Employment Agreement with H. Phil Cash dated February 20, 2009	10.5	10 A/1	8/30/2010

Share Exchange Agreement dated May 12, 2007	10.6	10 A/1	8/30/2010

Tillicum Map #1	10.7	10 A/1	8/30/2010

Tillicum Map #2	10.8	10 A/1	8/30/2010

Tillicum Map #3	10.9	10 A/1	8/30/2010

Tillicum Map #4	10.10	10 A/1	8/30/2010

H. Phil Cash Loan Agreement dated June 20, 2007	10.11	10 A/1	8/30/2010

H. Phil Cash Loan Agreement dated July 1, 2008	10.12	10 A/1	8/30/2010

H. Phil Cash Loan Agreement dated August 2, 2008	10.13	10 A/1	8/30/2010

Subsidiaries of Advanced Mineral Technologies, Inc.	21.1	10	7/15/2010

Consent of Experts	23.1	10	7/15/2010

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2010	Advanced Mineral Technologies, Inc. /s/ H. Philip Cash ___________________________ H. Philip Cash President Chief Executive Officer Director

Advanced Mineral Technologies, Inc.

Page

Report of Independent Accounting Firm	F-2

Balance Sheet at April 30, 2010	F-3

Statements of Operations for the years ended April 30, 2010 and 2009	F-4

Statement of Changes in Shareholders' Deficit for the years ended April 30, 2010 and 2009	F-5

Statements of Cash Flows for the years ended April 30, 2010 and 2009	F-6

Notes to Financial Statements	F-7

F-1

CHISHOLM, BIERWOLF, NILSON & MORRIL, LLC Certified Public Accountants Phone (801) 292-8756 | Fax (801) 292-8809 | www.cbnmcpa.com	Todd D. Chisholm Nephi J. Bierwolf Troy F. Nilson Douglas w. Morrill

To the Board of Directors and Shareholders of
Advanced Mineral Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Mineral Technologies, Inc. as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended and for the period from inception on February 21, 2006 through April 30, 2010.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Mineral Technologies, Inc. at April 30, 2010 and 2009, and the results of its operations and cash flows for the years then ended and for the period from inception on February 21, 2006 through April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Advanced Mineral Technologies, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Advanced Mineral Technologies, Inc. has suffered recurring losses from operations, has a working capital deficit and is dependent of financing to continue operations. These issues raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As Discussed in Note 13 to the consolidated financial statements, management discovered errors in the reporting of the Company’s accounting for investments at cost and equity transactions for services rendered by a related party.  Accordingly, the financial statements as of and for the year ended April 30, 2010, have been restated to correct the errors.

/s/Chisholm, Bierwolf, Nilson & Morrill
Chisholm, Bierwolf, Nilson & Morrill, LLC
Bountiful, UT
June 30, 2010 except Notes 1, 2, 3, 4, 7, and 11 dated November 19, 2010

PCAOB Registered, Members of AICPA, CAQ and UACPA
533 West 2600 South, Suite 25 | Bountiful, Utah 84010	12 South Main, Suite 208 Layton, Utah 84041

Advanced Mineral Technologies, Inc.
Consolidated Balance Sheets

	April 30,	April 30,
ASSETS	2010	2009
	(Restated)	(Restated)
CURRENT ASSETS
Cash	$373	$184
Prepaid Expenses	$7,000
Total Current Assets	7,373	184

OTHER ASSETS
Investments at Cost (Restated)	645,833	645,833
Total Other Assets	645,833	645,833

TOTAL ASSETS (RESTATED)	$653,206	$646,017

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable	$9,800	$5,145
Accrued Expenses	277,119	192,716
Notes Payable	123,800	123,800
Notes Payable - Related Party	28,802	130,622
Total Current Liabilities	439,521	452,283

TOTAL LIABILITIES	439,521	452,283

STOCKHOLDERS' EQUITY
Preferred Stock, $.001 par value; 50,000,000 shares authorized;
$.0001 par value, 40,000,000 shares issued or outstanding (Restated)	40,000	-
Capital Stock, $.001 Par Value; 350,000,000 shares authorized; 41,316,659
issued and outstanding (Restated)	41,317	41,317
Paid In Capital (Restated)	1,335,636	975,636
Deficit Accumulated during the Development Stage (Restated)	(1,203,268)	(823,219)

Total Stockholders' Equity	213,685	193,734

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	653,206	646,017

The accompanying notes are an integral part of these financial statements
F-3

Advanced Mineral Technologies, Inc.
Consolidated Statements of Operations (Restated)

Accumulated
From
Inception
February 21, 2006
	Year Ended		Through
	April 30, 2010	April 30, 2009	April 30, 2010
(Restated)
Sales, Net	$ -	$ -	$ -

Expenses
Professional Fees (Restated)	$ 56,392	$ 1,156,930	$ 1,362,123
Salary & Wages	$ 240,000	$ -	$ 240,000
General and Administrative Expenses	$ 49,162	$ 45,971	$ 150,754

Total Expenses	$ 345,554	$ 1,202,901	$ 1,752,877

(Loss) From Operations	$ (345,554)	$ (1,202,901)	$ (1,752,877)

Other Income (Expense)
Interest Expense	$ (34,495)	$ (27,980)	$ (96,224)
Settlement Income (Restated)	$ -	$ -	$ 645,833

Net (Loss) Before Taxes	$ (380,049)	$ (1,230,881)	$ (1,203,268)

Provisions For Income Taxes	$ -	$ -	$ -

Net (Loss)	$ (380,049)	$ (1,230,881)	$ (1,203,268)

BASIC AND DILUTED (LOSS) PER SHARE

(LOSS) PER COMMON SHARE	$ (0.01)	$ (0.03)

WEIGHTED AVERAGE SHARES OUTSTANDING (RESTATED)	41,316,659	41,316,659

The accompanying notes are an integral part of these financial statements
F-4

Advanced Mineral Technologies, Inc.
Statements of Stockholders' (Deficit)-(Restated)
For the Period February 21, 2006 (Inception) though April 30, 2010
						Deficit
						Accumulated
						During the
	Preferred	Preferred	Common	Common	Additional	Development
	Stock	Stock	Stock	Stock	Paid In	Stage	Total
	Shares	Amount	Shares	Amount	Capital	(Restated)	(Restated)

Balance February 21, 2006 (inception)	-	-	-	-	-	-	-

Common stock issued to founders	-	-	33,333,334	33,333	(33,333)	-	-
Net loss from inception through April 30, 2006	-	-	-	-	-	(4,167)	(4,167)

Balance April 30, 2006	-	-	33,333,334	33,333	(33,333)	(4,167)	(4,167)

Net loss for the year ended April 30, 2007	-	-	-	-	-	(25,000)	(25,000)

Balance April 30, 2007	-	-	33,333,334	33,333	(33,333)	(29,167)	(29,167)

Common stock issued for services	-	-	293,334	293	148,507	-	148,800
Cancellation of Shares	-	-	(166,667)	(167)	167	-	0
Reverse merger adjustment (AMTO)	-	-	7,856,658	7,857	(294,704)	-	(286,847)
Net loss for the year ended April 30, 2008	-	-	-	-	-	(209,004)	(209,004)

Balance April 30, 2008 (as originally stated)	-	-	41,316,659	41,317	(179,364)	(238,171)	(376,218)
Adjustment for settlement income	-	-	-	-	-	645,833	645,833
Balance April 30, 2008 (Restated)	-	-	41,316,659	41,317	(179,364)	407,662	269,615

Stock Issued for Services (Restated)	-	-	-	-	1,155,000	-	1,155,000
Net loss for the year ended April 30, 2009	-	-	-	-	-	(1,230,881)	(1,230,881)

Balance April 30, 2009	-	-	41,316,659	41,317	975,636	(823,219)	193,734

Common stock issued for debt and accrued wages	-	-	-	-	-	-	-
Common stock acquired for investment	-	-	-	-	-	-	-
Preferred stock issued for debt and accrued wages	40,000,000	40,000	-	-	360,000	-	400,000
Net loss for the year ended April 30, 2010	-	-	-	-	-	(380,049)	(380,049)

Balance April 30, 2010	40,000,000	40,000	41,316,659	41,317	1,335,636	(1,203,268)	213,685

The accompanying notes are an integral part of these financial statements F-5

Advanced Mineral Technologies, Inc.
Consolidated Statements of Cash Flows (Restated)
			Accumulated
			From
			Inception
			February 21, 2006
	Year Ended		Through
	April 30, 2010	April 30, 2009	April 30, 2010
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss (Restated)	$(380,049)	$(1,230,881)	$(1,203,268)
Stock issued for services and expense reimbursements (Restated)	$-	$1,155,000	$1,303,800
Stock received in settlement (Restated)	$-	$-	(645,833)

Changes in assets and liabilities (net of acquisition):
Increase (decrease) in accounts payable	$4,654	$(25,415)	$9,799
Increase (decrease) in accrued expenses	$274,494	$9,680	$304,163
(Increase) decrease in prepaid expenses	$(7,000)	$-	$(7,000)

Net cash used in operating activities	$(107,901)	$(91,616)	$(238,339)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Notes Payable	$-	$-	$-
Proceeds from Notes Payable - Related	$113,316	$91,500	$243,938
Principal Payments to Notes Payable - Related	$(5,226)	$-	$(5,226)

Net cash provided by financing activities	$108,090	$91,500	$238,712

Net Increase (decrease) in Cash	$189	$(116)	$373

CASH AT BEGINNING PERIOD	$184	$300	$-

CASH AT END OF PERIOD	$373	$184	$373

SUPPLEMENTAL CASHFLOW INFORMATION

Cash paid for interest	$-	$-	$-

Cash paid for income taxes	$-	$-	$-

Non-cash financing & investment activities:
Stock issued for services	$-	$-	$148,800
Stock issued for relief of accrued wages	$180,000	$-	$180,000
Stock issued for relief of debt	$209,910	$-	$209,910
Stock issued for accrued expenses	$10,090		$10,090

The accompanying notes are an integral part of these financial statements
F-6

ADVANCED MINERAL TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010 and April 30, 2009

NOTE 1 - THE COMPANY (RESTATED)

Advanced Mineral Technologies, Inc. (Formerly AMT Industries Canada, Inc.) (the Company), a development stage company, was organized on February 21, 2006 as a British Columbia Corporation.  All financial history prior to the merger with Vision Energy Group on May 12, 2007 in these financial statements is that of AMT Industries Canada.  A reverse merger adjustment was made at May 12, 2007, and all history post merger is a consolidation of the two companies.   This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

On May 12, 2007, the Company completed a share exchange agreement with Vision Energy Group (VEG), whereby the Company issued 33,333,334 shares of its’ common stock in exchange for all the outstanding shares of AMT Industries Canada, Inc.  Immediately prior to this exchange agreement, Vision Energy Group had 23,569,972 shares of common stock issued and outstanding.  This led to the Company being considered the accounting acquirer and the business combination is accounted for as a reverse merger.  Prior to the share exchange agreement, VEG’s subsidiary, Vision Energy Corp. was spun off in exchange for the retirement of debt.

On August 11, 2010, the Board of Directors recommended to the Shareholders several amendments to the articles, in order to answer certain comments by the SEC.  Among those were a 3:1 reverse stock consolidation and a change in par value from 0.0001 to 0.001.  By November 16, 2010, all these changes had become effective.  All financials have been retroactively altered to reflect those changes.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary AMT Industries Canada, Inc.  All material inter-company accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted FASB ASC 820-10-50, “Fair Value Measurements”. It defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:
•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying amounts reported in the balance sheets for the cash and cash equivalents, and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates as of April 30, 2010 and April 30, 2009.

Income Taxes - The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Earnings Per Share - Net loss per common share for the years ended April 30, 2010 and 2009 is computed based on the weighted average common stock and dilutive common stock equivalents outstanding during the year as defined by Statement of FASB ASC 260-10, "Earnings Per Share".

For the Periods Ended:

	April 30,	April 30,
	2010	2009
Basic Earnings per share:
Income (Loss)(numerator)	$(380,049)	$(1,230,881)
Shares (denominator)	41,316,659	41,316,659
Per Share Amount	$(0.01)	$(0.03)

As of April 30, 2009, the Company did not have any common stock equivalents.  As of April 30, 2010, the Company issued Forty Million shares of preferred stock equivalent which are convertible into common stock on a one for one basis (40,000,000).  This issuance was rescinded subsequent to year end, but prior to the filing of this report.  None of the preferred shares are included in the fully diluted EPS because they are anti-dilutive.

Cash and Cash Equivalents - The Company considers (if and when they have any) all highly liquid investments with maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at April 30, 2010 and 2009.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2009, FASB issued FASB ASC 855-10 (Prior authoritative literature:  SFAS No. 165, "Subsequent Events"). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. FASB ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009.

In June 2009, FASB issued ASC 105-10 (Prior authoritative literature:  SFAS No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162").FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending December 31, 2009.  Adoption of FASB ASC 105-10 did not have a material effect on the Company’s financial statements.

NOTE 2 - GOING CONCERN (RESTATED)

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. After the adjustment for the reverse merger, the Company incurred net losses of $1,203,268 for the period from February 21, 2006 (inception) through April 30, 2010.  In addition, the Company continued to show negative cash flows from operations, has a working capital deficit and is dependent on financing to continue operations.  These factors, among others, raise substantial doubt as to the Company’s ability to continue as a going concern and obtain debt and/or equity financing and achieve profitable operations.

The Company’s management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 3 - DEVELOPMENT STAGE COMPANY (RESTATED)

The Company is a development stage company focused on mineral exploration.. It has yet to commence full-scale operations. From inception through April 30, 2010, the Company did not have any net income from operations. At the current time, the Company has $653,206 in assets and $439,521 in liabilities.

NOTE 4 - INCOME TAXES (RESTATED)

We have adopted the provisions of FASB ASC 740-10 (Prior authoritative literature: Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48)).  FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with prior literature FASB Statement No. 109, Accounting for Income Taxes.  This standard requires a company to determine whether it is more likely than not that a tax position will be sustained will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.  As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

	April 30, 2010	April 30, 2009
NOL Carryforward	409,111	279,894
Valuation Allowance	(409,111)	(279,894)
Deferred tax asset, net of valuation allowances:	$-	$-

The components of income tax expense are as follows:

	April 30, 2010	April 30, 2009
Current Tax – Federal	0	0
Current Tax – State	0	0
Change in Deferred Taxes	129,217	43,707
Less, Change in Valuation Allowance	(129,217)	(43,707)
Net Provision for Income Tax	$0	$0

The Company has adopted FASB ASC 740-10 to account for income taxes. The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.  A provision for income taxes has not been made due to net operating loss carry-forwards of $1,203,268 and $1,004,558 as of April 30, 2010 and April 30, 2009, respectively, which may be offset against future taxable income through 2030. No tax benefit has been reported in the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	April 30, 2010	April 30, 2009
Beginning Balance	$0	$0
Additions based on tax positions related to current year	0	0
Additions for tax positions of prior years	0	0
Reductions for tax positions of prior years	0	0
Reductions in benefit due to income tax expense
Ending Balance	$0	$0

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes.  As of April 30, 2010 and 2009, the Company had no accrued interest or penalties related to uncertain tax positions.

The tax years that remain subject to examination by major taxing jurisdictions are for the years ended December 31, 2009, 2008 and 2007.

NOTE 5 - DEBT

The Company’s debt are detailed as follows as of April 30, 2010 and April 30, 2009:

Notes payable:	April 30, 2010	April 30, 2009
Note payable to an individual, due on demand and interest bearing at 15% per annum.	48,800	48,800
Total Notes Payable	48,800	48,800

As of April 30, 2010, this note is in default.  This note was not a demand note but had a due date of December 10, 2005.  This note is secured by all the assets of the company.

Notes payable:	April 30, 2010	April 30, 2009
Note payable to an individual, due on demand and interest bearing at 15% per annum.	75,000	75,000
Total Notes Payable	75,000	75,000

As of April 30, 2010, this note is in default.  This note was not a demand note but had a due date of March 12, 2006.  This note is secured by all the assets of the company.

Notes Payable – Related Parties (see Note 6):	2010	2009
Note payable to an interested party, due on demand and bears interest at 7.5% per annum	28,802	130,622
Total Notes Payable – Related Parties	28,802	130,622

Long Term Liabilities	2010	2009
Total Notes Payable	152,602	254,422
Less: Current Portion - Related Party	(28,202)	(130,622)
Less: Current Portion – Notes Payable	(123,800)	(123,800)
Less: Total Current Portion	(152,602)	(254,422)
Total Long-Term Liabilities	$ -	$ -

The Accrued Interest on these liabilities was $81,323 at April 30, 2010 and $56,917 at April 30, 2009.  The company’s debt is secured by all of all of its assets.

NOTE 6 - RELATED PARTY TRANSACTION

During fiscal 2008 the current President of the Company had funded the company $39,122, leaving a balance of $39,122 at April 30, 2008.  The Annual Percentage rate is 7.5%, and the accrued interest was $1,732 at April 30, 2008.

During fiscal 2009 the current President of the Company had funded the company $91,500, leaving a balance of $130,622 at April 30, 2009. The Annual Percentage rate is 7.5%, and the accrued interest was $10,090 at April 30, 2009.

During fiscal 2010 the current President of the Company had funded the company $113,316.  During fiscal 2010 the principle was reduced by $215,136 through a combination of stock issuances and cash payments, leaving a balance of $28,802 at April 30, 2010. The Annual Percentage rate is 7.5%, and the accrued interest was $13,449 at April 30, 2010.

NOTE 7 - STOCKHOLDERS’ EQUITY (RESTATED)

The Company during 2006  issued 33,333,334 shares of its common stock as part of the reverse merger and share exchange agreement.  The shares were issued in order to acquire the interest in the Tillicum Mine.  Subsequent to this, in September 2008, 166,667 shares which were issued to a Director as part of the reverse merger and share exchange agreement were cancelled upon the resignation of said Director.

During 2008, and subsequent to the share exchange agreement, the Company exchanged 293,334 shares of its common stock for consulting services valued at $148,800.  The value assigned to these services was based on the normal billing rate of the vendors for the services rendered.  This was an equivalent to an average of $0.51 per share for the number of shares issued.

During 2009, the President entered into a contractual agreement with a certain individual wherein that individual contractually obligated themselves to provide operating funds and solicit investors to provide the capital requirements of the Company.  In exchange for these services, the President transferred 11,666,667 to this individual to cover the funds needed for operational expenses, as well as an additional 7,500,000 shares which were to be utilized to sell to investors to raise capital for the Company.  Based upon the average sales price at the time of the agreement, and the pre-consolidation share amount, a price per share of $0.02 has been utilized to value this share transfer.

During 2010, the Company issued 40,000,000 shares of its preferred stock in exchange for reduction of debt and accrued wages, valued at $400,000.  The value assigned to this debt was actual funds loaned to the company, as well as the normal billing rate of the vendors for the services rendered.  This was an equivalent to an average of $0.01 per share for the number of shares issued.  This issuance was revoked subsequent to year end and 6,666,667 shares of Common Stock were issued as replacement, at a value per share of $0.02, and the pre-consolidation share amount.

NOTE 8 – CONVERTIBLE PREFERRED STOCK

The Company has 40,000,000 shares of convertible preferred stock as of April 30, 2010.  All outstanding shares of our Preferred Stock are of the same class and have equal rights and attributes.  The holders of our Preferred Stock are entitled to two votes per share on all matters submitted to a vote of stockholders of the Company.  Preferred Stock is convertible at a one to one ratio of common stock.  All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available.  Holders of Preferred Stock have Liquidation Preference over Common Stock Shareholders.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company had no operating leases as of April 30, 2010 and April 30, 2009.  See note 10 for details on the Company’s asset lease commitment.

NOTE 10 – MINERAL RIGHTS

As of 3 March 2006, the Company had entered into an agreement with Gustafson Holdings LTD (Gustafson), a British Columbia entity wherein the Company attained the sole mineral rights to the Tillicum Mountain Property in British Columbia.  In exchange for these rights, the Company agrees to pay Gustafson a royalty (the “Royalty”), consisting of the greater of twenty-five thousand dollars ($25,000) per year, or: i) 3.5% of Net Smelter Returns(NSR) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (OPT) or less; ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT but less than 1.0 OPT; or iii) 5.0% of the NSR in any calendar quarter if the ore grade was equal to or greater than 1.0 OPT.  Options are to be paid in arrears within fifteen (15) days following the end of the quarter.  Any unpaid royalties will accrue interest at the prime rate of the Company’s bank plus 5%.

The Company has renewed the agreement with Gustafson for the sole mineral rights to Tillicum.  Effective May 1, 2010 the annual royalty will be increased to the greater of fifty thousand Canadian dollars (C$50,000) per year, or:  (i) 2.5% of net smelter returns (“NSR”) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (“OPT”) or less; (ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT, but less than 1.0 OPT; or (iii) 5.0% of the NSR in any calendar quarter if the ore was equal to or greater than 1.0 OPT.  Options are to be paid in arrears within fifteen (15) days following the end of the quarter.  Any unpaid royalties will accrue interest at the prime rate of the Company’s bank plus 5%.  To date, no royalties have been accrued or paid.

NOTE 11 – INVESTMENTS HELD AT COST (RESTATED)

On November 28, 2007, pursuant to the terms of the Deed of Acknowledgment, Settlement and Release, the Company acquired seventy-five million (75,000,000) shares of fully paid, ordinary shares, par value £1 per share, of XSP Platinum Ltd. (“XSP”).  XSP’s major asset is the Platinum Creek Mine (“PCM”), a property in the United States at which mineral explorations had been conducted.  The mining project underlying XSP was initially developed by the Company’s CEO, H. Phillip Cash.  The  stock was issued to the Company in order to compensate the Company for Mr. Cash’s involvement of the development of the XSP property.  Due to XSP being a privately held exploration stage Company we determined the most reliably measurable fair value of the shares was based on the fair value of the services performed by Mr. Cash, a Level 3 input.  Despite the Company’s holding over 30% of the outstanding shares of XSP, our settlement agreement with XSP precludes the Company from having the ability to exercise significant influence over the operating and financial policies of XSP, therefore we have accounted for these shares using the cost method.

The following table presents the changes in Level 3 instruments, consisting only of our XSP securities,   measured on a recurring basis:

	2010	2009
Balance, beginning of period (restated)	$ 645,833	$ 645,833
Realized and unrealized gains:
Included in income	-	-
Included in other comprehensive income	-	-
Purchases, issuances, and settlements	-	-
Transfers	-	-
Balance, end of period (restated)	$ 645,833	$ 645,833

As of April 30, 2010 and 2009 we have not recognized any gains or losses or impairment of XSP.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to the fiscal year end, the Board of Directors elected to rescind the issuance of the Forty Million (40,000,000) shares of Preferred Stock issued in lieu of debt, and to issue 6,666,667 of Common Stock at a price of $0.02 per share in its stead, based upon the pre-consolidation share amounts.  Upon the rescission, the debt was re-instated, and then subsequently reduced by the issuance of the Common Stock.  The total debt and accrued wages reduced was Four Hundred Thousand (400,000) dollars.  This will improve our balance sheet, and our ability to raise funds to fund operations.  Management has reviewed all subsequent events through the issuance of this report and has found no other reportable subsequent events.  Since this subsequent transaction replaced the preferred stock issuance, it has been recorded as such on our year end financials.

NOTE 13 – RESTATEMENT

The Company's management has determined to restate their April 30, 2010 and 2009 financial statements due to an  error in our accounting for our “Investment At Cost.” We have restated our financials to reflect a value of $645,833, and have added that amount retroactively.  We also restated our balance sheet to reflect that we had issued shares of preferred stock which we had not previously reported due to those shares being rescinded in a subsequent period.  No effect was had on the Company’s per share amounts or cumulative financial information, our balance sheet was adjusted to reflect the discolosure of 40,000,000 shares of preferred stock as of April 30, 2010, and the common stock issued was reduced to disclose that 123,949,972 shares of common stock was outstanding as of that same date.  The common stock outstanding was further adjusted to take into effect the 3:1 stock consolidation which became effective November 16, 2010.  In addition, the Company's management has restated the April 30, 2010 financial statements due to errors discovered in their accounting for a transaction by H. Philip Cash, who is a related party with Mr. Bruce Butcher, wherein Mr. Cash transferred shares of stock to Mr. Butcher in anticipation of Mr. Butcher fulfilling certain contractual obligations.  In accordance with FASB ASC 718-10-15-4, the value of this transaction has been reflected in our restated statement of operations.  The foregoing corrections have  resulted in the following adjustments to the Company's financial statements: The Balance Sheet will be adjusted in the following manner:

	As Previously Stated 4/30/2010	As Restated 4/30/2010	Difference

Investment @ Cost	$0	$645,833	$645,833
Total Assets	$7,373	$653,206	$645,833
Preferred Stock	$0	$4,000	$4,000
Paid in Capital	$247,558	$1,400,558	$1,153,000
Deficit Accumulated	($694,101)	($1,203,268)	($509,167)

	As Previously Stated 4/30/2009	As Restated 4/30/2009	Difference

Investment @ Cost	$0	$645,833	$645,833
Total Assets	$184	$646,017	$645,833
Paid in Capital	($150,442)	1,004,558	1,155,000
Deficit Accumulated	($314,052)	($823,219)	($509,167)

The Statement of Operations will be adjusted in the following manner:

	As Previously Stated 4/30/2009	As Restated 4/30/2009	Difference

Professional Fees	$1,930	$1,156,930	1,155,000
(Loss) from Operations	($47,901)	($1,202,901)	(1,155,000)
Net (Loss) Before Taxes	($75,881)	($1,230,881)	(1,155,000)

	As Previously Stated Inception Through 4/30/2010	As Restated Inception Through 4/30/2010	Difference

Professional Fees	$207,123	$1,362,123	$1,155,000
Total Expenses	$597,877	$1,752,877	$1,155,000
(Loss) from Operations	($597,877)	($1,752,877)	($1,155,000)
Settlement Income	$0	$645,833	$645,833
Net (Loss) Before Taxes	($694,101)	($1,203,268)	($509,167)

The Statement of Cash Flows will be adjusted in the following manner:

	As Previously Stated 4/30/2009	As Restated 4/30/2009	Difference

Net Loss	($75,881)	($1,230,881)	($1,155,000)
Stock Issued for Services	$0	$1,155,000	$1,155,000

	As Previously Stated Inception Through 4/30/2010	As Restated Inception Through 4/30/2010	Difference

Net Loss	($694,101)	($1,203,268)	($509,167)
Stock Issued for Services	$148,800	$1,303,800	$1,155,000
Stock Received in Settlement	$0	($645,833)	($645,833)

The above changes did not have an impact on our cash flows from operations, investing and financing activities during the year ending 4/30/2010.

NOTE 14 – LEGAL ACTIONS

The Company is currently a party to two separate legal claims filed by one of our shareholders, Bruce Butcher, a resident of Australia.  Case No. CV 10 02568 filed on September 24, 2010, in the Second Judicial District Court of the State of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company, its officers and directors as well as two individual shareholders.  The action alleges causes of action for Breach of Fiduciary Duty, Waste of Corporate Assets, Unjust Enrichment, and Declaratory Relief.  Case No. 2:10-cv-01802-PMP-LRL filed on October 15, 2010, in the United States District Court of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company and its officers and directors.  The action alleges that the Company has violated Section 10(b) of 15 U.S.C. section 78j(b) and Rule 10b-5. The Company denies all claims in both actions and intends to vigorously defend against both actions.  In the event that Mr. Butcher is successful with his claims, the result could cause a change in control of the Company and invalidate previous corporate actions.

Advanced Mineral Technologies, Inc.

Page

Balance Sheet at October 31, 2010	F-1

Statements of Operations for the three months ended October 31, 2010 and 2009	F-2

Statements of Cash Flows for the three months ended October 31, 2010 and 2009	F-3

Notes to Financial Statements	F-4

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Balance Sheets
(Unaudited)

	October 31,	April 30,
ASSETS	2010	2010
CURRENT ASSETS
Cash	$10,786	$373
Prepaid Expenses	-	7,000
Total Current Assets	10,786	7,373

OTHER ASSETS
Fixed Assets	152000	0
Investments at Cost	645,833	645,833
Total Other Assets	797,833	645,833

TOTAL ASSETS	$808,619	$653,206

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES
Accounts Payable	$55,245	$9,800
Accrued Expenses	265,939	277,119
Notes Payable	123,800	123,800
Notes Payable - Related Party	-	28,802
Total Current Liabilities	444,984	439,521

TOTAL LIABILITIES	$444,984	$439,521

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred Stock, Series A, $.001 par value; 50,000,000 shares authorized;
0 and 40,000,000 shares issued or outstanding as of 7/31/10 and 4/30/10, respectively.	$16,889	$40,000
Capital Stock, $.001 Par Value; 350,000,000 shares authorized; 47,983,326
and 41,316,659 issued and outstanding as of 7/31/10 and 4/30/10, respectively.	48,042	41,317
Paid In Capital	1,751,808	1,335,636
Deficit Accumulated during the Development Stage	(1,453,104)	(1,203,268)

Total Stockholders' Equity	363,635	213,685

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$808,619	$653,206

See accompanying notes to the unaudited condensed financial statements
F-1

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Statements of Operations
(Unaudited)

					Accumulated
					From
					Inception
					February 21, 2006
	Three Months Ended		Six Months Ended		Through
	October 31, 2010	October 31, 2009	October 31, 2010	October 31, 2009	July 31, 2010

Sales, Net	-	-	-	-	$-

Expenses
Professional Fees	$69,234	$1,621	$71,862	$5,561	$1,433,741
Salary & Wages	$60,000	$60,000	$120,000	$120,000	$360,000
Exploration Costs	$12,000	$6,000	$27,000	$12,000	$125,751
General Administrative Expenses	$15,212	$14,156	$19,343	$18,259	$71,591

Total Expenses	$156,446	$81,777	$238,205	$155,819	$1,991,083

(Loss) From Operations	$(156,446)	$(81,777)	$(238,205)	$(155,819)	$(1,991,083)

Other Income (Expense)
Interest Expense	$(5,410)	$(8,469)	$(11,629)	$(16,546)	$(107,854)
Settlement Income	$-	$-	$-	$-	$645,833

Net (Loss) Before Taxes	$(161,856)	$(90,246)	$(249,836)	$(172,365)	(1,453,104)

Provisions For Income Taxes	$-	$-	$-	$-	$-

Net (Loss)	$(161,856)	$(90,246)	$(249,836)	$(172,365)	$(1,453,104)

BASIC AND DILUTED EARNINGS PER SHARE

(LOSS) PER COMMON SHARE	$(0.00)	$(0.00)	$(0.01)	$(0.00)

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	48,034,393	41,316,659	48,034,393	41,316,659

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	48,034,393	41,316,659	48,034,393	41,316,659

See accompanying notes to the unaudited condensed financial statements
F-2

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited)

			Accumulated
			From
			Inception
			February 21, 2006
	Six Months Ended		Through
	October 31, 2010	October 31, 2009	October 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(249,836)	$(172,365)	$(1,453,104)
Stock issued for services and expense reimbursements	$-	$-	$1,303,800
Stock received in settlement	$-	$-	$(645,833)

Changes in assets and liabilities:
Increase in accounts payable	$45,445	$5,561	$55,244
Increase in accrued expenses	$129,630	$136,544	$433,792
Decrease in prepaid expenses	$7,000	$-	$-

Net cash used in operating activities	$(67,761)	$(30,260)	$(306,100)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities	$-	$-	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Cash from sale of stock	$65,000	$-	$65,000
Proceeds from Notes Payable	$-	$-	$-
Proceeds from Notes Payable - Related	$17,173	$33,135	$261,111
Principal Payments to Notes Payable - Related	$(4,000)	$-	$(9,226)

Net cash provided by financing activities	$78,173	$33,135	$316,885

Net Increase (decrease) in Cash	$10,412	$2,875	$10,785

CASH AT BEGINNING PERIOD	$373	$184	$-

CASH AT END OF PERIOD	$10,785	$3,059	$10,785

SUPPLEMENTAL CASHFLOW INFORMATION

Cash paid for interest	$-	$-	$-

Cash paid for income taxes	$-	$-	$-

Non-cash financing & investment activities:
Stock issued for services	$-	$-	$148,800
Stock issued for relief of accrued wages	$120,000	$-	$300,000
Stock issued for relief of debt	$41,975	$-	$251,885
Stock issued for accrued expenses	$20,811		$30,901
Stock issued for Equipment	$152,000		$152,000

See accompanying notes to the unaudited condensed financial statements
F-3

Advanced Mineral Technologies, Inc.
Notes to Condensed Financial Statements
October 31, 2010
(Unaudited)
Note 1.    ORGANIZATION AND INTERIM FINANCIAL STATEMENTS

Interim financial statements - The accompanying condensed financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles for complete financial statements generally accepted in the United States of America. In the opinion of management, the accompanying consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of our financial position as of October 31, 2010. There has not been any change in the significant accounting policies of Advanced Mineral Technologies, Inc., for the periods presented. The results of operations for the three and six month period ended October 31, 2010, are not necessarily indicative of the results for a full-year period. It is suggested that these unaudited condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s April 30, 2010 audited financial statements as amended.

The company is considered a development (exploration) stage entity for financial reporting purposes by Unites States generally accepted accounting principles (US GAAP) since it has not generated material revenue from its principal business activities, which at this time are exclusively related to the exploration of mineral properties. These Financial Statements include certain amounts based on the Company’s best estimates and judgments. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

Fair Value Measurements

The Company records assets and liabilities at their fair value in accordance with the following fair value hierarchy as established by US GAAP:

Level 1 — Quoted (unadjusted) prices for identical assets/liabilities in active markets.

Level 2 — Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data.

The following table presents information about the Company’s financial assets and liabilities, which the Company has evaluated as a Level 3.

Name of Asset	Beginning Balance 4/30/2010	Transfers In	Transfers Out	Ending Balance 10/31/2010
XS Platinum Shares	$645,833	0	0	$645,833

The Company’s investment in XS Platinum is classified as an investment held at cost.  The Company periodically reviews the value recorded (initially at cost) for factors that may indicate a decline that is considered other-than-temporary. The Company also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and the Company’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary. Declines in fair value below the Company’s carrying value deemed to be other-than-temporary are charged to earnings.

Note 2.    GOING-CONCERN

The Company's condensed financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. After the adjustment for the reverse merger, the Company incurred net losses of $1,453,104 for the period from February 21, 2006 (inception) through October 31, 2010.  In addition, the Company continued to show negative cash flows from operations, has a working capital deficit and is dependent on financing to continue operations.  These factors, among others, raise substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 3.    STOCK TRANSACTIONS

During fiscal year end 2010, the Company issued 40,000,000 shares of its preferred stock in exchange for reduction of debt and accrued wages, valued at $400,000.  The value assigned to this debt was actual funds loaned to the company, as well as the normal billing rate of the vendors for the services rendered.  This was an equivalent to an average of $0.01 per share for the number of shares issued.  This issuance was revoked subsequent to year end, and in June 2010, 6,666,667 shares of Common Stock were issued as a replacement, at a value per share of $0.02, based on pre-consolidated share amounts (See Note 4).

On August 12, 2010, the Company issued 58,334 restricted shares of Common Stock to raise $35,000 equity.

On August 31, 2010, the Company issued 150,000 restricted shares of Preferred Stock to raise $30,000 equity.

Note 4.    RELATED PARTY TRANSACTIONS

As of October 31, 2010, the Company had a note payable to the President of the Company for advances to fund business operations. As of October 31, the Company had repaid the President the entire outstanding principal amount.  The unpaid balance of accrued interest owed to the President as of October 31, 2010 was $343.

On August 30, 2010, the Company  issued 3,433,350 restricted shares of Preferred Stock to Bil Zeleny, one of our officers, in exchange for reduction of $68,667 in accrued debt held by Mr. Zeleny.

On August 30, 2010, the Company issued 13,305,942 restricted shares of Preferred Stock to H. Philip Cash, an officer and director, in exchange for reduction of $114,119 in accrued debt held by Mr. Cash, and for the purchase of two pieces of capital equipment valued at $152,000.  The two pieces of equipment consisted of a 2006 Case Dozer, model number 1650k, valued at $104,000 and a 2006 John Deere Brush Mower, model number 6410, valued at $48,000.  Both units were purchased at values 10%-20% below the current market values for similar pieces of used equipment.  Equipment was deemed necessary at this point in time for three reasons:  first, to maintain access to the site for geology fieldwork and for potential investors; second, to be able to begin upgrading site roads; and third, to be prepared to open the site as soon as possible when the season opens.

Note 5.    STOCK CONSOLIDATION AND PAR VALUE

Following approval by our Board of Directors and Shareholders, effective August 30, 2010, we filed a Certificate of Amendment with the Nevada Secretary of State to Amend our Articles of Incorporation to:  (i) effectuate a reverse split of our Common Stock on a 1 for 3 basis; and (ii) increase  the corporation’s authorized capital to 400,000,000 shares of which 350,000,000 shares are deemed Common Stock, $.001 par value and 50,000,000 are deemed Preferred Stock, $.001 par value. The reverse split of our Common Stock became effective on November 16, 2010.

Note 6.    SUBSEQUENT EVENTS

We are currently a party to two separate legal claims filed by one of our shareholders, Bruce Butcher, a resident of Australia.  Case No. CV 10 02568 filed on September 24, 2010, in the Second Judicial District Court of the State of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company, its officers and directors as well as two individual shareholders.  The action alleges causes of action for Breach of Fiduciary Duty, Waste of Corporate Assets, Unjust Enrichment, and Declaratory Relief.  Case No. 2:10-cv-01802-PMP-LRL filed on October 15, 2010, in the United States District Court of Nevada is a verified stockholder derivative complaint filed by Bruce Butcher against the Company and its officers and directors.  The action alleges that the Company has violated Section 10(b) of 15 U.S.C. section 78j(b) and Rule 10b-5.  Both actions seek monetary damages and declaratory relief.  The Company denies all claims in both actions and intends to vigorously defend against both actions.

On November 4, 2010, the Company  issued 20,000 restricted shares of Common Stock  in exchange for cash of $10,000.

On November 11, 2010, the Company issued 21,000 restricted shares of Common Stock in exchange for cash of $10,500.

On November 17, 2010, the Company issued 116,666 additional shares of stock to culminate the agreement to raise $35,000 at $0.20 per share of post-consolidation shares.  This issuance brought the total number of shares issued to 175,000 shares.

On December 7, 2010, the Company issued 12,000 restricted shares of Common Stock in exchange for the transfer of ownership rights to two domain names, to enable the Company to operate a website.